Exhibit 99.9
Ind AS Standalone

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Standalone Financial Statements

Opinion

We have audited the accompanying interim condensed standalone financial statements of INFOSYS LIMITED (the “Company”), which comprise the Condensed Balance Sheet as at March 31, 2023, the interim Condensed Statement of Profit and Loss (including Other Comprehensive Income) for the three months and year ended on that date, the Condensed Statement of Changes in Equity and the Condensed Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim condensed standalone financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed standalone financial statements give a true and fair view in conformity with Indian Accounting Standard 34 - “Interim Financial Reporting” (“Ind AS 34’) prescribed under section 133 of the Companies Act, 2013 (the “Act”), read with relevant rules issued thereunder and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2023, and its profit, total comprehensive income for the three months and year ended on that date, changes in equity and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim condensed standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed standalone financial statements.

Responsibilities of Management and Those Charged with Governance for the Interim Condensed Standalone Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed standalone financial statements that give a true and fair view of the financial position, financial performance, including total comprehensive income, changes in equity and cash flows of the Company in accordance with Ind AS 34 and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the interim condensed standalone financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim condensed standalone financial statements, including the disclosures, and whether the interim condensed standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the interim condensed standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed standalone financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed standalone financial statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018)

Place: Bengaluru Date: April 13, 2023	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 23039826BGXRYN8002

INFOSYS LIMITED

Condensed Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the three months and year ended March 31, 2023

Index
Condensed Balance Sheet
Condensed Statement of Profit and Loss
Condensed Statement of Changes in Equity
Condensed Statement of Cash Flows
Overview and Notes to the Interim Condensed Standalone Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Use of estimates and judgments
1.4 Critical accounting estimates and judgements
1.5 Recent accounting pronouncements
2. Notes to Interim Condensed Financial Statements
2.1 Property, plant and equipment
2.2 Goodwill and intangible assets
2.3 Leases
2.4 Investments
2.5 Loans
2.6 Other financial assets
2.7 Trade Receivables
2.8 Cash and cash equivalents
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Trade payables
2.14 Other liabilities
2.15 Provisions
2.16 Income taxes
2.17 Revenue from operations
2.18 Other income, net
2.19 Expenses
2.20 Basic and diluted shares used in computing earnings per equity share
2.21 Contingent liabilities and commitments
2.22 Related party transactions
2.23 Segment Reporting

INFOSYS LIMITED

(In crore)

Condensed Balance Sheet as at	Note No.	March 31, 2023	March 31, 2022
ASSETS
Non-current assets
Property, plant and equipment	2.1	11,656	11,384
Right-of-use assets	2.3	3,561	3,311
Capital work-in-progress		275	411
Goodwill	2.2	211	211
Other intangible assets		3	32
Financial assets
Investments	2.4	23,686	22,869
Loans	2.5	39	34
Other financial assets	2.6	1,341	727
Deferred tax assets (net)		779	970
Income tax assets (net)		5,916	5,585
Other non-current assets	2.9	1,788	1,416
Total non - current assets		49,255	46,950
Current assets
Financial assets
Investments	2.4	4,476	5,467
Trade receivables	2.7	20,773	18,966
Cash and cash equivalents	2.8	6,534	12,270
Loans	2.5	291	219
Other financial assets	2.6	9,088	6,580
Other current assets	2.9	10,920	8,935
Total current assets		52,082	52,437
Total assets		1,01,337	99,387
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,074	2,103
Other equity		65,671	67,203
Total equity		67,745	69,306
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2.3	3,553	3,228
Other financial liabilities	2.12	1,317	676
Deferred tax liabilities (net)		866	841
Other non-current liabilities	2.14	414	360
Total non - current liabilities		6,150	5,105
Current liabilities
Financial liabilities
Lease liabilities	2.3	713	558
Trade payables	2.13
Total outstanding dues of micro enterprises and small enterprises		97	3
Total outstanding dues of creditors other than micro enterprises and small enterprises		2,329	2,666
Other financial liabilities	2.12	12,697	11,269
Other current liabilities	2.14	7,609	7,381
Provisions	2.15	1,163	920
Income tax liabilities (net)		2,834	2,179
Total current liabilities		27,442	24,976
Total equity and liabilities		1,01,337	99,387

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration No:
117366W/W-100018
Sanjiv V. Pilgaonkar Partner Membership No. 039826	D. Sundaram Lead Independent Director	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director
	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru
April 13, 2023

INFOSYS LIMITED

(In crore except equity share and per equity share data)

Condensed Statement of Profit and Loss for the	Note No.	Three months ended March 31,		Year ended March 31,
		2023	2022	2023	2022
Revenue from operations	2.17	30,531	27,426	1,24,014	1,03,940
Other income, net	2.18	766	590	3,859	3,224
Total income		31,297	28,016	1,27,873	1,07,164
Expenses
Employee benefit expenses	2.19	15,581	13,464	62,764	51,664
Cost of technical sub-contractors		4,551	4,641	19,096	16,298
Travel expenses		335	278	1,227	731
Cost of software packages and others	2.19	875	865	5,214	2,985
Communication expenses		117	121	502	433
Consultancy and professional charges		261	424	1,236	1,511
Depreciation and amortization expenses		714	620	2,753	2,429
Finance cost		43	31	157	128
Other expenses	2.19	863	664	3,281	2,490
Total expenses		23,340	21,108	96,230	78,669
Profit before tax		7,957	6,908	31,643	28,495
Tax expense:
Current tax	2.16	1,906	1,606	8,167	6,960
Deferred tax	2.16	147	125	208	300
Profit for the period		5,904	5,177	23,268	21,235
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		10	(24)	(19)	(98)
Equity instruments through other comprehensive income, net		(14)	56	(6)	97

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		36	(12)	(7)	(8)
Fair value changes on investments, net		38	(61)	(236)	(39)

Total other comprehensive income/ (loss), net of tax		70	(41)	(268)	(48)

Total comprehensive income for the period		5,974	5,136	23,000	21,187

Earnings per equity share
Equity shares of par value 5/- each
Basic ()		14.20	12.31	55.48	50.27
Diluted ()		14.19	12.30	55.42	50.21
Weighted average equity shares used in computing earnings per equity share
Basic	2.20	4,15,64,30,034	4,20,59,27,830	4,19,38,13,881	4,22,43,39,562
Diluted	2.20	4,16,02,03,417	4,21,09,40,293	4,19,82,34,378	4,22,95,46,328

 The accompanying notes form an integral part of the interim condensed standalone financial statements.

 As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration No:
117366W/W-100018
Sanjiv V. Pilgaonkar Partner Membership No. 039826	D. Sundaram Lead Independent Director	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director
	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru
April 13, 2023

INFOSYS LIMITED

Condensed Statement of Changes in Equity

(In crore)

Particulars		Other Equity
		Reserves & Surplus								Other comprehensive income
	Equity Share Capital	Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company
		Capital reserve	Other reserves (2)
Balance as at April 1, 2021	2,130	54	2,906	111	581	57,518	1,663	372	6,144	169	10	(127)	71,531
Changes in equity for the year ended March 31, 2022
Profit for the period	–	–	–	–	–	21,235	–	–	–	–	–	–	21,235
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	(98)	(98)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	97	–	–	97
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	(8)	–	(8)
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	(39)	(39)
Total comprehensive income for the period	–	–	–	–	–	21,235	–	–	–	97	(8)	(137)	21,187
Buyback of equity shares**	(28)	–	–	–	(640)	(8,822)	(1,603)	–	–	–	–	–	(11,093)
Transaction cost relating to buyback*	–	–	–	–	–	–	(24)	–	–	–	–	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	–	28	–	–	(28)	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(2,794)	–	–	2,794	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	1,012	–	–	(1,012)	–	–	–	–
Transferred on account of exercise of stock options (Refer to note 2.11)	–	–	–	–	218	–	–	(218)	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	–	–	1	(1)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.11)	1	–	–	–	10	–	–	–	–	–	–	–	11
Employee stock compensation expense (Refer to note 2.11)	–	–	–	–	–	–	–	393	–	–	–	–	393
Income tax benefit arising on exercise of stock options	–	–	–	–	3	–	–	60	–	–	–	–	63
Reserves recorded upon business transfer under common control(3)	–	–	(62)	–	–	–	–	–	–	–	–	–	(62)
Dividends	–	–	–	–	–	(12,700)	–	–	–	–	–	–	(12,700)
Balance as at March 31, 2022	2,103	54	2,844	139	172	55,449	9	606	7,926	266	2	(264)	69,306

INFOSYS LIMITED

Condensed Statement of Changes in Equity

(In crore)

Particulars		Other Equity
		Reserves & Surplus								Other comprehensive income
	Equity Share Capital	Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company
		Capital reserve	Other reserves (2)
Balance as at April 1, 2022	2,103	54	2,844	139	172	55,449	9	606	7,926	266	2	(264)	69,306
Impact on adoption of amendment to Ind AS 37#	–	–	–	–	–	(9)	–	–	–	–	–	–	(9)
	2,103	54	2,844	139	172	55,440	9	606	7,926	266	2	(264)	69,297
Changes in equity for the period ended March 31, 2023
Profit for the period	–	–	–	–	–	23,268	–	–	–	–	–	–	23,268
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	(19)	(19)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	(6)	–	–	(6)
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	(7)	–	(7)
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	(236)	(236)
Total comprehensive income for the period	–	–	–	–	–	23,268	–	–	–	(6)	(7)	(255)	23,000
Buyback of equity shares**	(30)	–	–	–	(340)	(11,096)	–	–	–	–	–	–	(11,466)
Transaction cost relating to buyback*	–	–	–	–	(19)	(5)	–	–	–	–	–	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	–	30	–	(21)	(9)	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(3,125)	–	–	3,125	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	1,397	–	–	(1,397)	–	–	–	–
Transferred on account of exercise of stock options (Refer to note 2.11)	–	–	–	–	291	–	–	(291)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	2	(2)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.11)	1	–	–	–	29	–	–	–	–	–	–	–	30
Employee stock compensation expense (Refer to note 2.11)	–	–	–	–	–	–	–	514	–	–	–	–	514
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	51	–	–	–	–	51
Reserves on common control transaction	–	–	18	–	–	–	–	–	–	–	–	–	18
Dividends	–	–	–	–	–	(13,675)	–	–	–	–	–	–	(13,675)
Balance as at March 31, 2023	2,074	54	2,862	169	133	52,183	2	878	9,654	260	(5)	(519)	67,745

*	net of tax
**	Including tax on buyback of 2,166 crore and 1,893 crore for the year ended March 31, 2023 and March 31, 2022 respectively.
#	Impact on account of adoption of amendment to Ind AS 37 Provisions, Contingent Liabilities and Contingents Assets
(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.
(2)	Profit / loss on transfer of business between entities under common control taken to reserve.
(3)	Arising on transfer of the business of Brilliant Basics Limited to Infosys Limited

The accompanying notes form an integral part of the interim condensed standalone financial statements.

 As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration No:
117366W/W-100018
Sanjiv V. Pilgaonkar Partner Membership No. 039826	D. Sundaram Lead Independent Director	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director
	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru
April 13, 2023

Condensed Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2023	2022
Cash flow from operating activities:
Profit for the year		23,268	21,235
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and Amortization		2,753	2,429
Income tax expense	2.16	8,375	7,260
Impairment loss recognized / (reversed) under expected credit loss model		183	117
Finance cost		157	128
Interest and dividend income		(3,028)	(2,617)
Stock compensation expense		460	372
Other adjustments		155	72
Exchange differences on translation of assets and liabilities, net		(116)	87
Changes in assets and liabilities
Trade receivables and unbilled revenue		(5,065)	(5,725)
Loans, other financial assets and other assets		(2,171)	(1,125)
Trade payables		(243)	1,112
Other financial liabilities, other liabilities and provisions		2,248	5,487
Cash generated from operations		26,976	28,832
Income taxes paid		(7,807)	(6,736)
Net cash generated by operating activities		19,169	22,096
Cash flow from investing activities:
Expenditure on property, plant and equipment		(2,130)	(1,787)
Deposits placed with corporation		(634)	(745)
Redemption of deposits placed with corporation		482	607
Interest and dividend received		1,299	1,658
Dividend received from subsidiary		1,463	1,218
Loan given to subsidiaries		(427)	–
Loan repaid by subsidiaries		393	73
Proceeds from redemption of debentures		–	536
Investment in subsidiaries		(1,530)	(127)
Receipt / (payment) towards business transfer for entities under common control		19	(109)
Escrow and other deposits pertaining to Buyback		(483)	(420)
Redemption of Escrow and other deposits pertaining to Buyback		483	420
Other receipts		61	47
Payments to acquire investments
Preference and equity securities		–	(5)
Liquid mutual fund units		(62,952)	(48,139)
Target maturity fund units		(400)	–
Tax free bonds and government bonds		(14)	–
Commercial papers		(2,485)	–
Certificates of deposits		(8,909)	(3,897)
Government Securities		(1,370)	(3,450)
Non-convertible debentures		–	(1,456)
Others		(4)	(5)
Proceeds on sale of investments
Tax free bonds and government bonds		213	20
Preference and equity securities		–	9
Liquid mutual fund units		64,168	48,219
Non-convertible debentures		395	1,939
Certificates of deposit		9,454	787
Commercial papers		2,098	–
Government Securities		1,532	1,452
Others		99	5
Net cash (used in) / generated from investing activities		821	(3,150)
Cash flow from financing activities:
Payment of lease liabilities		(694)	(598)
Shares issued on exercise of employee stock options		30	11
Buyback of equity shares including transaction costs and tax on buyback		(11,499)	(11,125)
Other receipts		44	134
Other payments		(64)	–
Payment of dividends		(13,674)	(12,697)
Net cash used in financing activities		(25,857)	(24,275)
Net increase / (decrease) in cash and cash equivalents		(5,867)	(5,329)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		131	(13)
Cash and cash equivalents at the beginning of the period	2.8	12,270	17,612
Cash and cash equivalents at the end of the period	2.8	6,534	12,270
Supplementary information:
Restricted cash balance	2.8	46	60

 The accompanying notes form an integral part of the interim condensed standalone financial statements.

 As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration No:
117366W/W-100018
Sanjiv V. Pilgaonkar Partner Membership No. 039826	D. Sundaram Lead Independent Director	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director
	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru
April 13, 2023

INFOSYS LIMITED

Overview and Notes to the Interim Condensed Standalone Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The interim condensed standalone financial statements are approved for issue by the Company's Board of Directors on April 13, 2023.

1.2 Basis of preparation of financial statements

These interim condensed standalone financial statements are prepared in accordance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting, under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 (''the Act'') and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these interim condensed standalone financial statements do not include all the information required for a complete set of financial statements. These interim condensed standalone financial statements should be read in conjunction with the standalone financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2023. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year to date figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year to date figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the interim condensed standalone financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim condensed standalone financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed standalone financial statements.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to note 2.16)

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. (Refer to note 2.1)

1.5 Recent accounting pronouncements

Ministry of Corporate Affairs (“MCA”) notifies new standards or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time. On March 31, 2023, MCA amended the Companies (Indian Accounting Standards) Amendment Rules, 2023, as below:

Ind AS 1 - Presentation of Financial Statements - This amendment requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2023. The Company has evaluated the amendment and the impact of the amendment is insignificant in the standalone financial statements.

Ind AS 8 - Accounting Policies, Changes in Accounting Estimates and Errors - This amendment has introduced a definition of ‘accounting estimates’ and included amendments to Ind AS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2023. The Company has evaluated the amendment and there is no impact on its standalone financial statements.

Ind AS 12 - Income Taxes - This amendment has narrowed the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2023. The Company has evaluated the amendment and there is no impact on its standalone financial statement.

2. Notes to the Interim Condensed Standalone Financial Statements

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)(2)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.
(2)	Includes Solar plant with a useful life of 25 years.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the condensed Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the condensed Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2023 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2023	1,429	10,423	3,209	1,296	7,562	2,249	898	44	27,110
Additions	2	22	103	46	441	157	84	1	856
Deletions*	(2)	–	(168)	(28)	(768)	(277)	(14)	–	(1,257)
Gross carrying value as at March 31, 2023	1,429	10,445	3,144	1,314	7,235	2,129	968	45	26,709
Accumulated depreciation as at January 1, 2023	–	(4,126)	(2,667)	(1,060)	(5,452)	(1,767)	(616)	(39)	(15,727)
Depreciation	–	(97)	(59)	(28)	(288)	(58)	(40)	(1)	(571)
Accumulated depreciation on deletions*	–	–	168	28	763	276	10	–	1,245
Accumulated depreciation as at March 31, 2023	–	(4,223)	(2,558)	(1,060)	(4,977)	(1,549)	(646)	(40)	(15,053)
Carrying value as at January 1, 2023	1,429	6,297	542	236	2,110	482	282	5	11,383
Carrying value as at March 31, 2023	1,429	6,222	586	254	2,258	580	322	5	11,656

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2022 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2022	1,428	10,060	3,307	1,238	6,802	2,050	796	44	25,725
Additions	1	55	50	14	492	22	21	–	655
Deletions*	–	–	(303)	(2)	(55)	(2)	–	–	(362)
Gross carrying value as at March 31, 2022	1,429	10,115	3,054	1,250	7,239	2,070	817	44	26,018
Accumulated depreciation as at January 1, 2022	–	(3,740)	(2,738)	(969)	(4,993)	(1,569)	(464)	(36)	(14,509)
Depreciation	–	(94)	(58)	(26)	(224)	(47)	(35)	(1)	(485)
Accumulated depreciation on deletions*	–	–	302	2	54	2	–	–	360
Accumulated depreciation as at March 31, 2022	–	(3,834)	(2,494)	(993)	(5,163)	(1,614)	(499)	(37)	(14,634)
Carrying value as at January 1, 2022	1,428	6,320	569	269	1,809	481	332	8	11,216
Carrying value as at March 31, 2022	1,429	6,281	560	257	2,076	456	318	7	11,384

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2023 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2022	1,429	10,115	3,054	1,250	7,239	2,070	817	44	26,018
Additions	2	330	264	106	1,267	341	165	2	2,477
Deletions*	(2)	–	(174)	(42)	(1,271)	(282)	(14)	(1)	(1,786)
Gross carrying value as at March 31, 2023	1,429	10,445	3,144	1,314	7,235	2,129	968	45	26,709
Accumulated depreciation as at April 1, 2022	–	(3,834)	(2,494)	(993)	(5,163)	(1,614)	(499)	(37)	(14,634)
Depreciation	–	(389)	(238)	(109)	(1,080)	(216)	(157)	(4)	(2,193)
Accumulated depreciation on deletions*	–	–	174	42	1,266	281	10	1	1,774
Accumulated depreciation as at March 31, 2023	–	(4,223)	(2,558)	(1,060)	(4,977)	(1,549)	(646)	(40)	(15,053)
Carrying value as at April 1, 2022	1,429	6,281	560	257	2,076	456	318	7	11,384
Carrying value as at March 31, 2023	1,429	6,222	586	254	2,258	580	322	5	11,656

*During each of the three months and year ended March 31, 2023, certain assets which were not in use having gross book value of 1,197 crore (net book value: nil) and 1,598 crore (net book value: nil), respectively were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2022 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2021	1,397	9,546	3,141	1,195	6,530	1,952	788	44	24,593
Additions	32	569	244	62	1,281	130	63	–	2,381
Deletions*	–	–	(331)	(7)	(572)	(12)	(34)	–	(956)
Gross carrying value as at March 31, 2022	1,429	10,115	3,054	1,250	7,239	2,070	817	44	26,018
Accumulated depreciation as at April 1, 2021	–	(3,460)	(2,600)	(891)	(4,870)	(1,434)	(376)	(32)	(13,663)
Depreciation	–	(374)	(224)	(108)	(864)	(191)	(148)	(5)	(1,914)
Accumulated depreciation on deletions*	–	–	330	6	571	11	25	–	943
Accumulated depreciation as at March 31, 2022	–	(3,834)	(2,494)	(993)	(5,163)	(1,614)	(499)	(37)	(14,634)
Carrying value as at April 1, 2021	1,397	6,086	541	304	1,660	518	412	12	10,930
Carrying value as at March 31, 2022	1,429	6,281	560	257	2,076	456	318	7	11,384

*	During the year ended March 31, 2022, certain assets which were not in use having gross book value of 291 crore (net book value: Nil) respectively, were retired.
(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
(2)	Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the interim condensed statement of Profit and Loss.

Repairs and maintenance costs are recognized in the interim condensed statement of Profit and Loss when incurred.

2.2 GOODWILL AND INTANGIBLE ASSETS

2.2.1 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Carrying value at the beginning	211	167
Goodwill on business transfer	–	44
Carrying value at the end	211	211

2.2.2 Intangible Assets:

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

2.3 LEASES

Accounting Policy

The Company as a lessee

The Company’s lease asset classes consist of leases for land, buildings and computers. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Company determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Company changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right-of-use assets for the three months ended March 31, 2023:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at January 1, 2023	549	2,700	289	3,538
Additions	–	99	105	204
Deletion	–	(18)	(11)	(29)
Depreciation	(1)	(112)	(39)	(152)
Balance as at March 31, 2023	548	2,669	344	3,561

Following are the changes in the carrying value of right-of-use assets for the three months ended March 31, 2022:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at January 1, 2022	553	2,686	124	3,363
Additions	–	58	26	84
Deletion	–	(10)	–	(10)
Depreciation	(1)	(113)	(12)	(126)
Balance as at March 31, 2022	552	2,621	138	3,311

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2023:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2022	552	2,621	138	3,311
Additions	–	510	371	881
Deletion	–	(21)	(61)	(82)
Depreciation	(4)	(441)	(104)	(549)
Balance as at March 31, 2023	548	2,669	344	3,561

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2022:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2021	556	2,766	113	3,435
Additions	–	306	68	374
Deletion	–	(18)	–	(18)
Depreciation	(4)	(433)	(43)	(480)
Balance as at March 31, 2022	552	2,621	138	3,311

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the interim condensed statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at March 31, 2023 and March 31, 2022:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Current lease liabilities	713	558
Non-current lease liabilities	3,553	3,228
Total	4,266	3,786

2.4 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current investments
Equity instruments of subsidiaries	9,078	9,061
Redeemable Preference shares of subsidiary	2,831	1,318
Preference securities and equity instruments	196	194
Compulsorily convertible debentures	–	7
Target maturity fund units	402	–
Others	82	76
Tax free bonds	1,742	1,901
Government bonds	14	–
Non-convertible debentures	2,490	3,459
Government Securities	6,851	6,853
Total non-current investments	23,686	22,869
Current investments
Liquid mutual fund units	260	1,337
Commercial Papers	420	–
Certificates of deposit	2,765	3,141
Tax free bonds	150	200
Government bonds	–	13
Government Securities	5	362
Non-convertible debentures	876	414
Total current investments	4,476	5,467
Total carrying value	28,162	28,336

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited	662	662
33,828 (33,828) equity shares of 10,000/- each, fully paid up
Infosys Technologies (China) Co. Limited	369	369
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	1,010	1,010
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and
26,460 (26,460) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid up
Infosys Nova Holdings LLC#	2,637	2,637
Infosys Singapore Pte Ltd	10	10
1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	2
70 (70) shares
Skava Systems Private Limited	59	59
25,000 (25,000) shares of 10/- each, fully paid up
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Chile SpA	7	7
100 (100) shares
WongDoody, Inc.	380	380
100 (100) shares
Infosys Luxembourg S.a r.l.	17	17
20,000 (20,000) shares
Infosys Austria GmBH	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up
Infosys Consulting Brazil	337	337
27,50,71,070 (27,50,71,070) shares of BRL 1 per share, fully paid up
Infosys Consulting S.R.L. (Romania)	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up
Infosys Limited Bulgaria EOOD	2	2
4,58,000 (4,58,000) shares of BGN 1 per share, fully paid up
Infosys Germany Holdings GmbH	2	2
25,000 (25,000) shares EUR 1 per share, fully paid up
Infosys Green Forum	1	1
10,00,000 (10,00,000) shares 10 per share, fully paid up
Infosys Automotive and Mobility GmbH	15	15
Infosys Germany GmbH	–	–
25,000 (25,000) shares EUR 1 per share, fully paid up
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	7	–
1,30,842 (1) share Turkish Liras 100 (10,000) per share, fully paid up
Infosys Consulting S.R.L. (Argentina)	2	–
2,94,500 (Nil) shares AR$ 100 per share, fully paid up
Infosys Business Solutions LLC	8	–
10,000 (Nil) shares USD 100 per share, fully paid up
Investments in Redeemable Preference shares of subsidiary
Infosys Singapore Pte Ltd	2,831	1,318
45,62,00,000 (24,92,00,000) shares of SGD 1 per share, fully paid up
40,000,000 (Nil) shares of USD 1 per share, fully paid up
	11,909	10,379
Investments carried at fair value through profit or loss
Compulsorily convertible debentures	–	7
Target maturity fund units	402	–
Others (1)	82	76
	484	83
Investments carried at fair value through other comprehensive income
Preference securities	193	192
Equity instruments	3	2
	196	194
Quoted
Investments carried at amortized cost
Tax free bonds	1,742	1,901
Government bonds	14	–
	1,756	1,901
Investments carried at fair value through other comprehensive income
Non-convertible debentures	2,490	3,459
Government Securities	6,851	6,853
	9,341	10,312

Total non-current investments	23,686	22,869

Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	260	1,337
	260	1,337
Investments carried at fair value through other comprehensive income
Commercial Papers	420	–
Certificates of deposit	2,765	3,141
	3,185	3,141
Quoted
Investments carried at amortized cost
Tax free bonds	150	200
Government bonds	–	13
	150	213
Investments carried at fair value through other comprehensive income
Government Securities	5	362
Non-convertible debentures	876	414
	881	776
Total current investments	4,476	5,467

Total investments	28,162	28,336
Aggregate amount of quoted investments	12,128	13,202
Market value of quoted investments (including interest accrued), current	1,050	1,003
Market value of quoted investments (including interest accrued), non-current	11,336	12,551
Aggregate amount of unquoted investments	16,034	15,134
# Aggregate amount of impairment in value of investments	94	94
Reduction in the fair value of assets held for sale	854	854
Investments carried at cost	11,909	10,379
Investments carried at amortized cost	1,906	2,114
Investments carried at fair value through other comprehensive income	13,603	14,423
Investments carried at fair value through profit or loss	744	1,420

(1)	Uncalled capital commitments outstanding as of March 31, 2023 and March 31, 2022 was 8 crore and 11 crore, respectively.

Refer to note 2.10 for accounting policies on financial instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2023	March 31, 2022
Liquid mutual fund units	Quoted price	260	1,337
Target maturity fund units	Quoted price	402	–
Tax free bonds and government bonds	Quoted price and market observable inputs	2,134	2,438
Non-convertible debentures	Quoted price and market observable inputs	3,366	3,873
Government Securities	Quoted price and market observable inputs	6,856	7,215
Commercial Papers	Market observable inputs	420	–
Certificate of deposit	Market observable inputs	2,765	3,141
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	196	194
Unquoted Compulsorily convertible debentures - carried at fair value through profit or loss	Discounted cash flows method	–	7
Others	Discounted cash flows method, Market multiples method, Option pricing model	82	76
Total		16,481	18,281

Note : Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5 LOANS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non- Current
Loans considered good - Unsecured
Other Loans
Loans to employees	39	34
	39	34
Loans credit impaired - Unsecured
Other Loans
Loans to employees	–	–
Less: Allowance for credit impairment	–	–
	–	–
Total non - current loans	39	34
Current
Loans considered good - Unsecured
Loans to subsidiaries	43	–
Other Loans
Loans to employees	248	219
Total current loans	291	219
Total Loans	330	253

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current
Security deposits (1)	43	43
Net investment in Sublease of right-of-use asset (1)	298	320
Net investment in lease (1)	131	15
Rental deposits (1)	183	134
Unbilled revenues (1)(5)#	686	215
Total non-current other financial assets	1,341	727
Current
Security deposits (1)	1	1
Rental deposits (1)	5	36
Restricted deposits (1)*	2,116	1,965
Unbilled revenues (1)(5)#	5,166	3,543
Interest accrued but not due (1)	441	323
Foreign currency forward and options contracts (2)(3)	79	131
Net investment in Sublease of right-of-use asset (1)	48	45
Others (1)(4)	1,232	536
Total current other financial assets	9,088	6,580
Total other financial assets	10,429	7,307
(1) Financial assets carried at amortized cost	10,350	7,176
(2) Financial assets carried at fair value through other comprehensive income	32	20
(3) Financial assets carried at fair value through Profit or Loss	47	111
(4) Includes dues from subsidiaries	1,051	220
(5) Includes dues from subsidiaries	290	419

*	Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.
#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Current
Trade Receivable considered good - Unsecured (1)	21,203	19,454
Less: Allowance for expected credit loss	430	488
Trade Receivable considered good - Unsecured	20,773	18,966

Trade Receivable - credit impaired - Unsecured	106	85
Less: Allowance for credit impairment	106	85
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables (2)	20,773	18,966
(1) Includes dues from subsidiaries	611	268
(2) Includes dues from companies where directors are interested	–	–

2.8 CASH AND CASH EQUIVALENTS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Balances with banks
In current and deposit accounts	4,864	9,375
Cash on hand	–	–
Others
Deposits with financial institutions	1,670	2,895
Total Cash and cash equivalents	6,534	12,270
Balances with banks in unpaid dividend accounts	37	36
Deposit with more than 12 months maturity	700	1,471
Balances with banks held as margin money deposits against guarantees	–	1

Cash and cash equivalents as at March 31, 2023 and March 31, 2022 include restricted cash and bank balances of 46 crore and 60 crore, respectively.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current
Capital advances	141	87
Advances other than capital advances
Others
Prepaid expenses	63	82
Defined benefit plan assets	9	10
Deferred contract cost
Cost of obtaining a contract(3)	139	151
Cost of fulfillment	601	273
Unbilled revenues(2)	167	156
Withholding taxes and others	668	657
Total non-current other assets	1,788	1,416
Current
Advances other than capital advances
Payment to vendors for supply of goods	171	183
Others
Prepaid expenses (1)	1,705	1,174
Unbilled revenues(2)	6,365	5,365
Deferred contract cost
Cost of obtaining a contract(3)	400	350
Cost of fulfillment	109	40
Withholding taxes and others	2,047	1,589
Other receivables (1)	123	234
Total current other assets	10,920	8,935
Total other assets	12,708	10,351
(1) Includes dues from subsidiaries	198	204

(2) Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

(3) Includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Company has entered into a financing arrangement with a third party for these assets which has been considered as financial liability. (Refer to note 2.12)

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

2.10 FINANCIAL INSTRUMENTS

Accounting Policy

2.10.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the condensed Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.10.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considers current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates.

The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in statement of profit and loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2023 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.8)	6,534	–	–	–	–	6,534	6,534
Investments (Refer to note 2.4)
Preference securities, Equity instruments and others	–	–	82	196	–	278	278
Tax free bonds and government bonds	1,906	–	–	–	–	1,906	2,134(1)
Liquid mutual fund units	–	–	260	–	–	260	260
Target maturity fund units	–	–	402	–	–	402	402
Commercial Papers	–	–	–	–	420	420	420
Certificates of deposits	–	–	–	–	2,765	2,765	2,765
Non convertible debentures	–	–	–	–	3,366	3,366	3,366
Government Securities	–	–	–	–	6,856	6,856	6,856
Trade receivables (Refer to note 2.7)	20,773	–	–	–	–	20,773	20,773
Loans (Refer to note 2.5)	330	–	–	–	–	330	330
Other financial assets (Refer to note 2.6) (3)	10,350	–	47	–	32	10,429	10,345(2)
Total	39,893	–	791	196	13,439	54,319	54,463
Liabilities:
Trade payables (Refer to note 2.13)	2,426	–	–	–	–	2,426	2,426
Lease liabilities (Refer to note 2.3)	4,266	–	–	–	–	4,266	4,266
Other financial liabilities (Refer to note 2.12)	11,989	–	42	–	14	12,045	12,045
Total	18,681	–	42	–	14	18,737	18,737

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 84 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2022 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.8)	12,270	–	–	–	–	12,270	12,270
Investments (Refer to note 2.4)
Preference securities, Equity instruments and others	–	–	76	194	–	270	270
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax free bonds and government bonds	2,114	–	–	–	–	2,114	2,438(1)
Liquid mutual fund units	–	–	1,337	–	–	1,337	1,337
Certificates of deposits	–	–	–	–	3,141	3,141	3,141
Non convertible debentures	–	–	–	–	3,873	3,873	3,873
Government Securities	–	–	–	–	7,215	7,215	7,215
Trade receivables (Refer to note 2.7)	18,966	–	–	–	–	18,966	18,966
Loans (Refer to note 2.5)	253	–	–	–	–	253	253
Other financial assets (Refer to note 2.6)(3)	7,176	–	111	–	20	7,307	7,216(2)
Total	40,779	–	1,531	194	14,249	56,753	56,986
Liabilities:
Trade payables (Refer to note 2.13)	2,669	–	–	–	–	2,669	2,669
Lease Liabilities (Refer to note 2.3)	3,786	–	–	–	–	3,786	3,786
Other financial liabilities (Refer to note 2.12)	10,084	–	8	–	3	10,095	10,095
Total	16,539	–	8	–	3	16,550	16,550

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 91 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables and trade payables and other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2023 is as follows:

(In crore)

Particulars	As at March 31, 2023	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.4)
Investments in tax free bonds	2,120	1,331	789	–
Investments in government bonds	14	14	–	–
Investments in liquid mutual fund units	260	260	–	–
Investments in target maturity fund units	402	402	–	–
Investments in certificates of deposit	2,765	–	2,765	–
Investments in commercial papers	420	–	420	–
Investments in non convertible debentures	3,366	1,364	2,002	–
Investments in government securities	6,856	6,856	–	–
Investments in equity instruments	3	–	–	3
Investments in preference securities	193	–	–	193
Other investments	82	–	–	82
Others
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to note 2.6)	79	–	79	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to note 2.12)	56	–	56	–

During the year ended March 31, 2023, tax free bonds and government securities of 383 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further non-convertible debentures of 1,611 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2022 was as follows:

(In crore)

Particulars	As at March 31, 2022	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.4)
Investments in tax free bonds	2,425	1,238	1,187	–
Investments in government bonds	13	13	–	–
Investments in liquid mutual fund units	1,337	1,337	–	–
Investments in certificates of deposit	3,141	–	3,141	–
Investments in non convertible debentures	3,873	3,472	401	–
Investments in government securities	7,215	7,177	38	–
Investments in equity instruments	2	–	–	2
Investments in preference securities	192	–	–	192
Investments in compulsorily convertible debentures	7	–	–	7
Other investments	76	–	–	76
Others
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to note 2.6)	131	–	131	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer note 2.12)	11	–	11	–

During the year ended March 31, 2022, tax free bonds of 576 crore was transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further tax free bonds, non-convertible debentures and government securities of 890 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, tax free bonds, certificates of deposit, commercial paper, treasury bills, government securities, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Company's risk management program.

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Description of reserves

Capital redemption reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The Share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the condensed Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.11.1 EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2023	March 31, 2022
Authorized
Equity shares, 5/- par value
4,80,00,00,000 (4,80,00,00,000) equity shares	2,400	2,400

Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	2,074	2,103
4,14,85,60,044 (4,20,67,38,641) equity shares fully paid-up
	2,074	2,103
(1)	Refer to note 2.20 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently.

For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2023 and March 31, 2022 is set out below:

(in crore, except as stated otherwise)

Particulars	As at March 31, 2023		As at March 31, 2022
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	4,20,67,38,641	2,103	4,26,06,60,846	2,130
Add: Shares issued on exercise of employee stock options	22,47,751	1	18,85,132	1
Less: Shares bought back	6,04,26,348	30	5,58,07,337	28
As at the end of the period	4,14,85,60,044	2,074	4,20,67,38,641	2,103

Capital allocation policy

Effective fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Buyback completed in February 2023

In line with the capital allocation policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,300 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,850 per share (Maximum Buyback Price), subject to shareholders' approval by way of Postal Ballot.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period the Company had purchased and extinguished a total of 60,426,348 equity shares from the stock exchange at a volume weighted average buyback price of 1,539.06/- per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 9,300 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2023, the Company has created ‘Capital Redemption Reserve’ of 30 crore equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings.

Buyback completed in September 2021

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19, 2021.

The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period the Company had purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of 1,648.53/- per equity share comprising 1.31% of the pre buyback paid up equity share capital of the Company. The buyback resulted in a cash outflow of 9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2022, the Company has created ‘Capital Redemption Reserve’ of 28 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2023, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.11.2 DIVIDEND

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act, 2013 is as follows:-

(in )

Particulars	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Final dividend for fiscal 2021	–	–	–	15.00
Interim dividend for fiscal 2022	–	–	–	15.00
Final dividend for fiscal 2022	–	–	16.00	–
Interim dividend for fiscal 2023	–	–	16.50

During the year ended March 31, 2023, on account of the final dividend for fiscal 2022 and interim dividend for fiscal 2023, the Company has incurred a net cash outflow of 13,675 crore.

The Board of Directors in their meeting held on April 13, 2023 recommended a final dividend of 17.50/- per equity share for the financial year ended March 31, 2023. This payment is subject to the approval of shareholders in the AGM of the Company to be held on June 28, 2023 and if approved, would result in a net cash outflow of approximately 7,260 crore.

2.11.3 Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan):

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 12,172,119 shares and 13,725,712 shares as at March 31, 2023 and March 31, 2022, respectively under the 2015 plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2023 and March 31, 2022.

The following is the summary of grants made during the three months and year ended March 31, 2023 and March 31, 2022:

	2019 plan				2015 plan
Particulars	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022	2023	2022	2023	2022
Equity settled RSUs
Key Managerial Personnel (KMP)	33,750	74,800	2,10,643	1,48,762	80,154	1,82,846	3,67,479	2,84,543
Employees other than KMP	33,29,240	27,01,867	37,04,014	27,01,867	17,36,925	12,80,610	17,84,975	13,05,880
	33,62,990	27,76,667	39,14,657	28,50,629	18,17,079	14,63,456	21,52,454	15,90,423
Cash settled RSUs
Key Managerial Personnel (KMP)	–	–	–	–	–	–	–	–
Employees other than KMP	–	–	–	–	92,400	49,960	92,400	49,960
	–	–	–	–	92,400	49,960	92,400	49,960
Total Grants	33,62,990	27,76,667	39,14,657	28,50,629	19,09,479	15,13,416	22,44,854	16,40,383

Notes on grants to KMP:

CEO & MD

Based on the recommendations of the Board and the approval of the shareholders at the AGM held on June 25, 2022, Salil Parekh has been reappointed as the CEO and MD of the Company for a term commencing on July 1, 2022 and ending on March 31, 2027. The remuneration is approved by the shareholders in the AGM. The revised employment agreement is effective July 1, 2022.

Under the 2015 plan:

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, in accordance with the terms of his employment agreement effective till June 30, 2022, approved the grant of performance-based RSUs of fair value of 13 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 84,361 performance based RSU’s were granted effective May 2, 2022.

Further, in line with the shareholders approval and revised employment contract which is effective July 1, 2022, the Board, on July 24, 2022, based on the recommendations of the Nomination and Remuneration Committee:

•	Approved the grant of performance-based RSUs (Annual performance equity grant) of fair value of 21.75 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 140,228 performance based RSU’s were granted effective August 1, 2022.

•	Approved the performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board. Accordingly, 12,894 performance-based RSU’s were granted effective August 1, 2022.

•	Approved the performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board. Accordingly, 32,236 performance-based RSU’s were granted effective August 1, 2022.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 19,341 RSUs was made effective February 1, 2023 for fiscal 2023.

For the above RSUs, the grant date in accordance with Ind AS 102, Share based payment is July 1, 2022

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2023, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payment.

Under the 2019 plan:

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2023 under the 2019 Plan. These RSUs will vest in line with the employment agreement effective till June 30, 2022 based on achievement of certain performance targets. Accordingly, 64,893 performance-based RSU’s were granted effective May 2, 2022.

Other KMP

Under the 2015 plan:

During the year ended March 31, 2023, based on recommendations of Nomination and Remuneration Committee, the Board approved 66,872 time based RSUs and 11,547 performance based RSUs to other KMP under the 2015 plan. Time based RSUs will vest over four years and performance based RSUs will vest over three years based on certain performance targets.

Under the 2019 plan:

During the year ended March 31, 2023, based on recommendations of Nomination and Remuneration Committee, the Board approved performance based grants of 1,45,750 RSUs to other KMPs under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Granted to:
KMP#	8	14	49	65
Employees other than KMP	109	88	411	307
Total (1)	117	102	460	372
(1) Cash settled stock compensation expense included in the above	1	2	1	13
#	Includes reversal of employee stock compensation expense on account of resignation/ retirement of key managerial personnel.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2023- Equity Shares-RSU	Fiscal 2023- ADS-RSU	Fiscal 2022- Equity Shares-RSU	Fiscal 2022- ADS-RSU
Weighted average share price () / ($ ADS)	1,525	18.08	1,791	24.45
Exercise price () / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	23-32	27-34	20-35	25-36
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	5-7	2-5	4-6	1-3
Weighted average fair value as on grant date () / ($ ADS)	1,210	13.69	1,548	20.82

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current
Others
Compensated absences	76	86
Accrued compensation to employees (1)	5	8
Accrued expenses (1)	1,184	503
Other payables (1)(6)	52	79
Total non-current other financial liabilities	1,317	676
Current
Unpaid dividends (1)	37	36
Others
Accrued compensation to employees (1)	3,072	2,999
Accrued expenses (1)(4)	4,430	4,603
Retention monies (1)	17	12
Capital creditors (1)	652	395
Compensated absences	1,893	1,764
Other payables (1)(5)(6)	2,540	1,449
Foreign currency forward and options contracts (2)(3)	56	11
Total current other financial liabilities	12,697	11,269
Total other financial liabilities	14,014	11,945
(1) Financial liability carried at amortized cost	11,989	10,084
(2) Financial liability carried at fair value through profit or loss	42	8
(3) Financial liability carried at fair value through other comprehensive income	14	3
(4) Includes dues to subsidiaries	30	7
(5) Includes dues to subsidiaries	422	316

(6) Deferred contract cost (Refer to note 2.9) includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Company has entered into a financing arrangement with a third party for these assets which has been considered as financial liability. As at March 31, 203, the financial liability pertaining to such arrangements amounts to 114 crore.

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance.

2.13 TRADE PAYABLES

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Outstanding dues of micro enterprises and small enterprises	97	3
Outstanding dues of creditors other than micro enterprises and small enterprises(1)	2,329	2,666
Total trade payables	2,426	2,669
(1)Includes dues to subsidiaries	653	613

2.14 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current
Accrued defined benefit liability	412	332
Others
Deferred income	2	9
Deferred income - government grants	–	19
Total non - current other liabilities	414	360
Current
Accrued defined benefit liability	2	2
Unearned revenue	5,491	5,179
Others
Deferred income - government grants	28	10
Withholding taxes and others	2,088	2,190
Total current other liabilities	7,609	7,381
Total other liabilities	8,023	7,741

2.15 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post-sales client support

The Company provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Current
Others
Post-sales client support and others	1,163	920
Total provisions	1,163	920

Provision for post sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.16 INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the interim condensed statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.The Company offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the condensed statement of Profit and Loss comprises:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Current taxes	1,906	1,606	8,167	6,960
Deferred taxes	147	125	208	300
Income tax expense	2,053	1,731	8,375	7,260

Income tax expense for the three months ended March 31, 2023 and March 31, 2022 includes reversal (net of provisions) of 51 crore and 221 crore, respectively. Income tax expense for the year ended March 31, 2023 and March 31, 2022 includes reversal (net of provisions) of 116 crore and 250 crore, respectively. These reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

Deferred income tax for the three months and year ended March 31, 2023 and March 31, 2022 substantially relates to origination and reversal of temporary differences.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.17 REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company’s core and digital offerings (together called as “software related services”). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing, by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services

The Company’s contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as "unearned revenues").

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Company is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Company uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Company presents revenues net of indirect taxes in its condensed Statement of Profit and Loss.

Revenue from operations for the three months and year ended March 31, 2023 and March 31, 2022 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Revenue from software services	30,444	27,353	1,23,755	1,03,615
Revenue from products and platforms	87	73	259	325
Total revenue from operations	30,531	27,426	1,24,014	1,03,940

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by offerings for the three months and year ended March 31, 2023 and March 31, 2022 respectively. The Company believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Revenue by offerings
Core	11,209	10,754	46,043	43,410
Digital	19,322	16,672	77,971	60,530
Total	30,531	27,426	1,24,014	1,03,940

Digital Services

Digital Services comprise of service and solution offerings of the company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Company derives revenues from the sale of products and platforms including Infosys Applied AI which applies next-generation AI and machine learning.

Trade receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company’s Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

2.18 OTHER INCOME, NET

2.18.1 Other income

Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.18.2 Foreign currency

Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Statement of Profit and Loss and reported within exchange gains/(losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Government grant

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and year ended March 31, 2023 and March 31, 2022 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	35	37	148	151
Deposit with Bank and others	116	146	567	668
Interest income on financial assets carried at fair value through other comprehensive income
Non-convertible debentures, commercial papers, certificates of deposit and government securities	200	170	850	580
Income on investments carried at fair value through other comprehensive income	–	–	1	1
Income on investments carried at fair value through profit or loss
Gain / (loss) on liquid mutual funds and other investments	36	45	142	127
Dividend received from subsidiary	275	68	1,463	1,218
Exchange gains/(losses) on foreign currency forward and options contracts	142	(35)	(531)	189
Exchange gains/(losses) on translation of other assets and liabilities	(113)	149	960	105
Miscellaneous income, net	75	10	259	185
Total other income	766	590	3,859	3,224

2.19 EXPENSES

Accounting Policy

2.19.1 Gratuity and Pension

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible Indian employees of Infosys. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Company to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Statement of Profit and Loss.

2.19.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.19.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.19.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Employee benefit expenses
Salaries including bonus	14,945	12,887	60,194	49,575
Contribution to provident and other funds	489	400	1,914	1,417
Share based payments to employees (Refer to note 2.11)	117	102	460	372
Staff welfare	30	75	196	300
	15,581	13,464	62,764	51,664
Cost of software packages and others
For own use	373	307	1,454	1,062
Third party items bought for service delivery to clients	502	558	3,760	1,923
	875	865	5,214	2,985
Other expenses
Power and fuel	42	26	155	93
Brand and Marketing	230	167	756	444
Short-term leases	7	3	22	12
Rates and taxes	61	61	217	205
Repairs and Maintenance	252	204	922	824
Consumables	5	6	23	29
Insurance	34	35	140	135
Provision for post-sales client support and others	(80)	3	121	77
Commission to non-whole time directors	4	4	15	11
Impairment loss recognized / (reversed) under expected credit loss model	70	7	183	117
Auditor's remuneration
Statutory audit fees	2	2	7	5
Tax matters	–	–	–	–
Other services	–	–	–	–
Contributions towards Corporate Social Responsibility*	147	75	437	397
Others	89	71	283	141
	863	664	3,281	2,490

* During the year ended March 31, 2022, in accordance with the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company transferred certain assets to its controlled subsidiary ‘Infosys Green Forum’ a Company created under Section 8 of the Companies Act, 2013.

2.20 BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER EQUITY SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.21 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting Policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Contingent liabilities:
Claims against the Company, not acknowledged as debts(1)	4,316	4,245
[Amount paid to statutory authorities 6,115 crore (5,617 crore)]
Commitments:
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	824	1,092
(net of advances and deposits)(2)
Other Commitments*	8	11

*	Uncalled capital pertaining to investments
(1)	As at March 31, 2023 and March 31, 2022, claims against the Company not acknowledged as debts in respect of income tax matters amounted to 3,953 crore and 3,898 crore, respectively.

The claims against the Company primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Income Tax Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to 6,105 crore and 5,607 crore as at March 31, 2023 and March 31, 2022, respectively.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company’s results of operations or financial condition.

2.22 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2022 for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the year ended March 31, 2023, the following are the changes in the subsidiaries:

-	Infosys Consulting S.R.L. (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022.

On April 20, 2022, Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”)) (a wholly owned subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd)) acquired 100% of voting interests in oddity space GmbH, oddity jungle GmbH, oddity waves GmbH, oddity group services GmbH, oddity code GmbH along with its subsidiary oddity code d.o.o., and oddity GmbH along with its two subsidiaries oddity (Shanghai) Co. Ltd., oddity Limited(Taipei).

-	Panaya GmbH renamed as Infosys Financial Services GmbH.
-	Infosys Arabia Limited, a majority owned and controlled subsidiary of Infosys Limited is under liquidation.
-	Infosys Public Services Canada Inc., a wholly owned subsidiary of Infosys Public Services Inc. was incorporated on July 8, 2022.
-	On September 1, 2022, Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd) (a wholly-owned subsidiary of Infosys Limited) acquired 100% of voting interests in BASE life science A/S along with its seven subsidiaries BASE life science AG, BASE life science GmbH, BASE life science Ltd., BASE life science S.A.S., BASE life science S.r.l., Innovisor Inc. and BASE life science Inc.
-	BASE life science SL., a wholly owned subsidiary of BASE life science A/S was incorporated on September 6, 2022
-	Panaya Germany GmbH, a wholly owned subsidiary of Panaya Inc. was incorporated on December 15, 2022.
-	GuideVision UK Ltd, a wholly-owned subsidiary of GuideVision s.r.o. is under liquidation.
-	Infosys Norway, a wholly-owned subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.) was incorporated on February 7, 2023.
-	Infosys Consulting Pte. Ltd. renamed as Infosys Singapore Pte. Ltd.
-	Infosys Financial Services GmbH. (formerly Panaya GmbH) became a wholly-owned subsidiary of Infosys Singapore Pte. Ltd with effect from February 23, 2023.

The Company’s related party transactions during the three months and year ended March 31, 2023 and March 31, 2022 and outstanding balances as at March 31, 2023 and March 31, 2022 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Change in key management personnel

The following are the changes in the key management personnel:

Independent directors:

-	D. Sundaram (appointed as lead independent director effective March 23, 2023)
-	Kiran Mazumdar-Shaw (retired as lead independent director effective March 22, 2023)
-	Govind Iyer (appointed as independent director effective January 12, 2023)

Executive Officers:

-	Shaji Mathew (appointed as a Group Head - Human Resources effective March 22, 2023)
-	Krishnamurthy Shankar (retired as a Group Head - Human Resources effective March 21, 2023)
-	Mohit Joshi (resigned as President effective March 11, 2023 and will be on leave till his last date with the company which will be June 9, 2023)
-	Ravi Kumar S (resigned as President effective October 11, 2022)

Transactions with key management personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Salaries and other short term employee benefits to whole-time directors and executive officers(1)(2)	25	29	111	134
Commission and other benefits to non-executive / independent directors	4	4	16	11
Total	29	33	127	145
(1)	Total employee stock compensation expense for the three months ended March 31, 2023 and March 31, 2022 includes a charge of 8 crore and 14 crore, respectively, towards key managerial personnel. For the year ended March 31, 2023 and March 31, 2022, includes a charge of 49 crore and 65 crore respectively, towards key managerial personnel.(Refer to note 2.11) Stock compensation expense for the three months and year ended March 31, 2023 includes reversal of expense on account of resignation/retirement of key management personnel.
(2)	Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

2.23 SEGMENT REPORTING

The Company publishes this financial statement along with the interim condensed consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the interim condensed consolidated financial statements.

for and on behalf of the Board of Directors of Infosys Limited

D. Sundaram Lead Independent Director	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru April 13, 2023

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF INFOSYS LIMITED

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the accompanying standalone financial statements of INFOSYS LIMITED (the “Company”), which comprise the Balance Sheet as at March 31, 2023, the Statement of Profit and Loss (including Other Comprehensive Income), the Statement of Changes in Equity and the Statement of Cash Flows for the year ended on that date and a summary of significant accounting policies and other explanatory information (hereinafter referred to as the “standalone financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Companies Act, 2013 (the “Act”) in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended, (“Ind AS”) and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2023 and its profit, total comprehensive income, changes in equity and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing (“SA”s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements of the current period. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1	Revenue recognition	Principal Audit Procedures Performed

The Company’s contracts with customers include contracts with multiple products and services. The Company derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company’s core and digital offerings and business process management services. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement.

In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the products or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent.

Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

As certain contracts with customers involve management’s judgment in (1) identifying distinct performance obligations, (2) determining whether the Company is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort.

Refer Notes 1.4 and 2.18 to the standalone financial statements.

Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Company is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others:

•        We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Company is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method.

•        We selected a sample of contracts with customers and performed the following procedures:

–      Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement.

–      Identified significant terms and deliverables in the contract to assess management’s conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Company is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method.

2	Revenue recognition - Fixed price contracts using the percentage of completion method	Principal Audit Procedures Performed

Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method.

Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts.

This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts.

Refer Notes 1.4 and 2.18 to the standalone financial statements.

Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others:

•        We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•        We selected a sample of fixed price contracts with customers measured the using percentage-of-completion method and performed the following:

–      Evaluated management’s ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled.

–      Compared efforts or costs incurred with Company’s estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract.

-          Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Information Other than the Financial Statements and Auditor’s Report Thereon

The Company’s Board of Directors is responsible for the other information. The other information comprises the information included in the Management Discussion and Analysis, Board’s Report including Annexures to Board’s Report, Business Responsibility and Sustainability Report, Corporate Governance and Shareholder’s Information, but does not include the consolidated financial statements, standalone financial statements and our auditor’s report thereon.

Our opinion on the standalone financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the standalone financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the standalone financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Standalone Financial Statements

The Company’s Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance, including other comprehensive income, changes in equity and cash flows of the Company in accordance with the Ind AS and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls with reference to standalone financial statements in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the standalone financial statements, including the disclosures, and whether the standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1.	As required by Section 143(3) of the Act, based on our audit we report that:

a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

b)	In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

c)	The Balance Sheet, the Statement of Profit and Loss including Other Comprehensive Income, Statement of Changes in Equity and the Statement of Cash Flows dealt with by this Report are in agreement with the books of account.

d)	In our opinion, the aforesaid standalone financial statements comply with the Ind AS specified under Section 133 of the Act.

e)	On the basis of the written representations received from the directors as on
March 31, 2023 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2023 from being appointed as a director in terms of Section 164(2) of the Act.

f)	With respect to the adequacy of the internal financial controls with reference to standalone financial statements of the Company and the operating effectiveness of such controls, refer to our separate Report in “Annexure A”. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Company’s internal financial controls with reference to standalone financial statements.

g)	With respect to the other matters to be included in the Auditor’s Report in accordance with the requirements of section 197(16) of the Act, as amended:

In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

h)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us:

i.	The Company has disclosed the impact of pending litigations on its financial position in its standalone financial statements. Refer Note 2.23 to the standalone financial statements.

ii.	The Company has made provision as required under applicable law or accounting standards for material foreseeable losses. Refer Note 2.16 to the standalone financial statements. The Company did not have any long-term derivative contracts.

iii.	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

iv.	(a) The Management has represented that, to the best of its knowledge and belief, other than as disclosed in the note 2.24 to the Standalone Financial Statements, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other person or entity, including foreign entity (“Intermediaries”), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(b) The Management has represented, that, to the best of its knowledge and belief, no funds (which are material either individually or in the aggregate) have been received by the Company from any person or entity, including foreign entity (“Funding Parties”), with the understanding, whether recorded in writing or otherwise, that the Company shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v.	As stated in Note 2.12.3 to the standalone financial statements

(a)	The final dividend proposed in the previous year, declared and paid by the Company during the year is in accordance with Section 123 of the Act, as applicable.
(b)	The interim dividend declared and paid by the Company during the year and until the date of this report is in compliance with Section 123 of the Act.
(c)	The Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The amount of dividend proposed is in accordance with section 123 of the Act, as applicable.

vi.	Proviso to Rule 3(1) of the Companies (Accounts) Rules, 2014 for maintaining books of account using accounting software which has a feature of recording audit trail (edit log) facility is applicable to the Company with effect from April 1, 2023, and accordingly, reporting under Rule 11(g) of Companies (Audit and Auditors) Rules, 2014 is not applicable for the financial year ended March 31, 2023.

2.	As required by the Companies (Auditor’s Report) Order, 2020 (the “Order”) issued by the Central Government in terms of Section 143(11) of the Act, we give in “Annexure B” a statement on the matters specified in paragraphs 3 and 4 of the Order.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018)

Place: Bengaluru Date: April 13, 2023	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 23039826BGXRYR4513

ANNEXURE “A” TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 1(f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls with reference to Standalone Financials Statements under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the “Act”)

We have audited the internal financial controls with reference to standalone financial statements of INFOSYS LIMITED (the “Company”) as of March 31, 2023 in conjunction with our audit of the standalone financial statements of the Company for the year ended on that date.

Management’s Responsibility for Internal Financial Controls

The Company’s Management is responsible for establishing and maintaining internal financial controls with reference to standalone financial statements based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the “ICAI”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls with reference to standalone financial statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the ICAI and the Standards on Auditing prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to standalone financial statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to standalone financial statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to standalone financial statements and their operating effectiveness. Our audit of internal financial controls with reference to standalone financial statements included obtaining an understanding of internal financial controls with reference to standalone financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal financial controls with reference to standalone financial statements .

Meaning of Internal Financial Controls with reference to standalone financial statements

A company's internal financial control with reference to standalone financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to standalone financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls with reference to Standalone Financial Statements

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to standalone financial statements to future periods are subject to the risk that the internal financial control with reference to standalone financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls with reference to standalone financial statements and such internal financial controls with reference to standalone financial statements were operating effectively as at March 31, 2023, based on the criteria for internal financial control with reference to standalone financial statements established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018)

Place: Bengaluru Date: April 13, 2023	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 23039826BGXRYR4513

ANNEXURE ‘B’ TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 2 under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

To the best of our information and according to the explanations provided to us by the Company and the books of account and records examined by us in the normal course of audit, we state that:

i.	In respect of the Company’s property, plant and equipment, right-of-use assets and intangible assets:
(a)	(A) The Company has maintained proper records showing full particulars, including quantitative details and situation of property, plant and equipment and relevant details of right-of-use assets.
(B)	The Company has maintained proper records showing full particulars of intangible assets.
(b)	The Company has a program of physical verification of property, plant and equipment and right-of-use assets so to cover all the assets once every three years which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain property, plant and equipment and right-of-use assets were due for verification during the year and were physically verified by the Management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.
(c)	Based on our examination of the property tax receipts and lease agreement for land on which building is constructed, registered sale deed / transfer deed / conveyance deed provided to us, we report that, the title in respect of self-constructed buildings and title deeds of all other immovable properties (other than properties where the company is the lessee and the lease agreements are duly executed in favour of the lessee), disclosed in the financial statements included under Property, Plant and Equipment are held in the name of the Company as at the balance sheet date.
(d)	The Company has not revalued any of its property, plant and equipment (including right-of-use assets) and intangible assets during the year.
(e)	No proceedings have been initiated during the year or are pending against the Company as at March 31, 2023 for holding any benami property under the Benami Transactions (Prohibition) Act, 1988 (as amended in 2016) and rules made thereunder.
ii.	(a) The Company does not have any inventory and hence reporting under clause 3(ii)(a) of the Order is not applicable.

(b) The Company has not been sanctioned working capital limits in excess of 5 crore, in aggregate, at any points of time during the year, from banks or financial institutions on the basis of security of current assets and hence reporting under clause 3(ii)(b) of the Order is not applicable.

iii.	The Company has made investments in, Companies and granted unsecured loans to other parties, during the year, in respect of which:
(a)	The Company has provided loans during the year, and details of which are given below:
Particulars	Amount crore
Aggregate amount granted during the year - Subsidiaries	427
Balance outstanding as at balance sheet date in respect of above cases: - Subsidiaries	43

(b)	In our opinion, the investments made and the terms and conditions of the grant of loans, during the year are, prima facie, not prejudicial to the Company’s interest.
(c)	In respect of loans granted by the Company, the schedule of repayment of principal and payment of interest has been stipulated and the repayments of principal amounts and receipts of interest are generally been regular as per stipulation.
(d)	In respect of loans granted by the Company, there is no overdue amount remaining outstanding as at the balance sheet date.
(e)	No loan granted by the Company which has fallen due during the year, has been renewed or extended or fresh loans granted to settle the overdues of existing loans given to the same parties.
(f)	The Company has not granted any loans or advances in the nature of loans either repayable on demand or without specifying any terms or period of repayment during the year. Hence, reporting under clause 3(iii)(f) is not applicable.

The Company has not made investments in Firms and Limited Liability Partnerships during the year. Further the Company has not provided any guarantee or security or granted any advances in the nature of loans, secured or unsecured, to Companies, Firms, Limited Liability Partnerships or any other parties.

iv.	The Company has complied with the provisions of Sections 185 and 186 of the Companies Act, 2013 in respect of loans granted, investments made and guarantees and securities provided, as applicable.
v.	The Company has not accepted any deposit or amounts which are deemed to be deposits. Hence, reporting under clause 3(v) of the Order is not applicable.
vi.	The maintenance of cost records has not been specified by the Central Government under sub-section (1) of section 148 of the Companies Act, 2013 for the business activities carried out by the Company. Hence, reporting under clause (vi) of the Order is not applicable to the Company.
vii.	In respect of statutory dues:
(a)	In our opinion, the Company has generally been regular in depositing undisputed statutory dues, including Goods and Services tax, Provident Fund, Employees’ State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues applicable to it with the appropriate authorities.

There were no undisputed amounts payable in respect of Goods and Service tax, Provident Fund, Employees’ State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues in arrears as at March 31, 2023 for a period of more than six months from the date they became payable.

(b)	Details of statutory dues referred to in sub-clause (a) above which have not been deposited as on March 31, 2023 on account of disputes are given below:

Nature of the statute	Nature of dues	Forum where Dispute is Pending	Period to which the Amount Relates	Amount crore
The Income Tax Act, 1961	Income Tax	Income Tax Appellate Tribunal	AY (1) 2016-17	- (4)
	Income Tax	Commissioner (Appeals)	AY (1) 2010-11, AY (1) 2013-14, AY (1) 2016-17, AY (1) 2019-20, AY (1) 2021-22 to AY (1) 2023-24	2,511
	Income Tax	Assessing Officer	AY (1) 2008-09 to AY (1) 2023-24	3,844
	Equalisation Levy	Assessing Officer	AY (1) 2021-22	- (4)
Customs Act, 1962	Duty of Custom	Specified Officer of Special Economic Zone	FY (1) 2008-09 to FY (1) 2011-12	5
Central Excise Act, 1944	Duty of Excise	Supreme Court (3)	FY (1) 2005-06 to FY (1) 2015-16	68
	Duty of Excise	Customs Excise and Service Tax Appellate Tribunal	FY (1) 2015-16	- (4)
Goods and Service Tax Act, 2017	Goods and Service Tax	Additional Commissioner (Appeals)	FY (1) 2019-20	6
Sales Tax Act and VAT Laws	Sales Tax	Joint Commissioner (Appeals) (3)	FY (1) 2006-07 to FY (1) 2010-11 and FY (1) 2014-15 to FY (1) 2016-17	21
	Sales Tax	High Court of Andhra Pradesh	FY (1) 2007-08	- (4)
Finance Act, 1994	Service Tax	Customs Excise and Service Tax Appellate Tribunal (2)	FY (1) 2004-05 to FY (1) 2017-18	317
	Service Tax	Commissioner (Appeals)	FY (1) 2015-16 to FY (1) 2017-18	1
The National Internal Revenue Code of 1997	Corporate Income tax	Commissioner of Bureau of Internal Revenue, Philippines	FY (1) 2017-18	1
The National Internal Revenue Code of 1997	Withholding tax	Commissioner of Bureau of Internal Revenue, Philippines	FY (1) 2017-18	1
The National Internal Revenue Code of 1997	Value Added Tax	Commissioner of Bureau of Internal Revenue, Philippines	FY (1) 2017-18	2
Income Tax Assessment Act (ITAA 1936)	Corporate Income tax	Administrative Appeals Tribunal, Australia	FY (1) 2011-12 to FY (1) 2016-17	182
UK Finance Act 1998	Corporation Tax	Her Majesty's Revenue and Customs (HMRC) Tax Officer, United Kingdom(3)	FY (1) 2014-15 to FY (1) 2016-17	202
Central Sales Tax Act, 1956	Central Sales Tax	Joint Commissioner (Appeals)	FY (1) 2016-17	-(4)
The Karnataka [Gram Swaraj and Panchayat Raj] Act, 1993	Panchayat Property Tax	High Court of Karnataka at Bengaluru	FY (1) 2017-18 to FY (1) 2020-21	32
Greater Hyderabad Municipal Corporation Act, 1955	Trade Licence Fee	Ministry for Information Technology & Municipal Administration & Urban Development	FY (1) 2021-22 to FY (1) 2022-23	3

Footnotes:

(1) AY=Assessment Year; FY= Financial Year.

(2) Stay order has been granted against 60 crore disputed which has not been deposited.

(3) Stay order has been granted.

(4) Less than 1 crore.

viii.	There were no transactions relating to previously unrecorded income that have been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (43 of 1961).
ix.	(a) The Company has not taken any loans or other borrowings from any lender. Hence reporting under clause 3(ix)(a) of the Order is not applicable.

(b) The Company has not been declared wilful defaulter by any bank or financial institution or government or any government authority.

(c) The Company has not taken any term loan during the year and there are no outstanding term loans at the beginning of the year and hence, reporting under clause 3(ix)(c) of the Order is not applicable.

(d) On an overall examination of the financial statements of the Company, funds raised on short-term basis have, prima facie, not been used during the year for long-term purposes by the Company.

(e) On an overall examination of the financial statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries.

(f) The Company has not raised any loans during the year and hence reporting on clause 3(ix)(f) of the Order is not applicable.

x.	(a) The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments) during the year and hence reporting under clause 3(x)(a) of the Order is not applicable.

(b) During the year, the Company has not made any preferential allotment or private placement of shares or convertible debentures (fully or partly or optionally) and hence reporting under clause 3(x)(b) of the Order is not applicable.

xi.	(a) No fraud by the Company and no material fraud on the Company has been noticed or reported during the year.

(b) No report under sub-section (12) of section 143 of the Companies Act has been filed in Form ADT-4 as prescribed under rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government, during the year and upto the date of this report.

(c) We have taken into consideration the whistle blower complaints received by the Company during the year (and upto the date of this report), while determining the nature, timing and extent of our audit procedures.

xii.	The Company is not a Nidhi Company and hence reporting under clause (xii) of the Order is not applicable.
xiii.	In our opinion, the Company is in compliance with Section 177 and 188 of the Companies Act, 2013 with respect to applicable transactions with the related parties and the details of related party transactions have been disclosed in the standalone financial statements as required by the applicable accounting standards.
xiv.	(a) In our opinion the Company has an adequate internal audit system commensurate with the size and the nature of its business.

(b) We have considered, the internal audit reports for the year under audit, issued to the Company during the year and till date, in determining the nature, timing and extent of our audit procedures.

xv.	In our opinion during the year the Company has not entered into any non-cash transactions with its Directors or persons connected with its directors and hence provisions of section 192 of the Companies Act, 2013 are not applicable to the Company.
xvi.	(a) In our opinion, the Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934. Hence, reporting under clause 3(xvi)(a), (b) and (c) of the Order is not applicable.

(b) In our opinion, there is no core investment company within the Group (as defined in the Core Investment Companies (Reserve Bank) Directions, 2016) and accordingly reporting under clause 3(xvi)(d) of the Order is not applicable.

xvii.	The Company has not incurred cash losses during the financial year covered by our audit and the immediately preceding financial year.
xviii.	There has been no resignation of the statutory auditors of the Company during the year.
xix.	On the basis of the financial ratios, ageing and expected dates of realisation of financial assets and payment of financial liabilities, other information accompanying the financial statements and our knowledge of the Board of Directors and Management plans and based on our examination of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that any material uncertainty exists as on the date of the audit report indicating that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. We further state that our reporting is based on the facts up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due.
xx.	(a) There are no unspent amounts towards Corporate Social Responsibility (“CSR”) on other than ongoing projects requiring a transfer to a Fund specified in Schedule VII to the Companies Act, 2013 in compliance with second proviso to sub-section (5) of Section 135 of the said Act. Accordingly, reporting under clause 3(xx)(a) of the Order is not applicable for the year.

(b) In respect of ongoing projects, the Company has transferred unspent CSR amount as at the end of the previous financial year, to a Special account within a period of 30 days from the end of the said financial year in compliance with the provision of section 135(6) of the Companies Act, 2013.

In respect of ongoing projects, the Company has not transferred the unspent CSR amount as at the Balance Sheet date out of the amounts that was required to be spent during the year, to a Special Account in compliance with the provision of sub-section (6) of section 135 of the said Act till the date of our report since the time period for such transfer i.e. 30 days from the end of the financial year has not elapsed till the date of our report.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018)

Place: Bengaluru Date: April 13, 2023	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 23039826BGXRYR4513

INFOSYS LIMITED

Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2023

Index
Balance Sheet
Statement of Profit and Loss
Statement of Changes in Equity
Statement of Cash Flows
Overview and Notes to the Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Use of estimates and judgments
1.4 Critical accounting estimates and judgements
2. Notes to Financial Statements
2.1 Property, plant and equipment
2.2 Goodwill and intangible assets
2.3 Leases
2.4 Capital work-in-progress
2.5 Investments
2.6 Loans
2.7 Other financial assets
2.8 Trade Receivables
2.9 Cash and cash equivalents
2.10 Other assets
2.11 Financial instruments
2.12 Equity
2.13 Other financial liabilities
2.14 Trade payables
2.15 Other liabilities
2.16 Provisions
2.17 Income taxes
2.18 Revenue from operations
2.19 Other income, net
2.20 Expenses
2.21 Employee Benefits
2.22 Reconciliation of basic and diluted shares used in computing earnings per equity share
2.23 Contingent liabilities and commitments
2.24 Related party transactions
2.25 Corporate social responsibility (CSR)
2.26 Segment Reporting
2.27 Ratios
2.28 Function-wise classification of Statement of Profit and Loss

INFOSYS LIMITED

(In crore)

Balance Sheet as at	Note No.	March 31, 2023	March 31, 2022
ASSETS
Non-current assets
Property, plant and equipment	2.1	11,656	11,384
Right-of-use assets	2.3	3,561	3,311
Capital work-in-progress	2.4	275	411
Goodwill	2.2	211	211
Other intangible assets	2.2	3	32
Financial assets
Investments	2.5	23,686	22,869
Loans	2.6	39	34
Other financial assets	2.7	1,341	727
Deferred tax assets (net)	2.17	779	970
Income tax assets (net)	2.17	5,916	5,585
Other non-current assets	2.10	1,788	1,416
Total non - current assets		49,255	46,950
Current assets
Financial assets
Investments	2.5	4,476	5,467
Trade receivables	2.8	20,773	18,966
Cash and cash equivalents	2.9	6,534	12,270
Loans	2.6	291	219
Other financial assets	2.7	9,088	6,580
Other current assets	2.10	10,920	8,935
Total current assets		52,082	52,437
Total assets		1,01,337	99,387
EQUITY AND LIABILITIES
Equity
Equity share capital	2.12	2,074	2,103
Other equity		65,671	67,203
Total equity		67,745	69,306
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2.3	3,553	3,228
Other financial liabilities	2.13	1,317	676
Deferred tax liabilities (net)	2.17	866	841
Other non-current liabilities	2.15	414	360
Total non - current liabilities		6,150	5,105
Current liabilities
Financial liabilities
Lease liabilities	2.3	713	558
Trade payables	2.14
Total outstanding dues of micro enterprises and small enterprises		97	3
Total outstanding dues of creditors other than micro enterprises and small enterprises		2,329	2,666
Other financial liabilities	2.13	12,697	11,269
Other current liabilities	2.15	7,609	7,381
Provisions	2.16	1,163	920
Income tax liabilities (net)	2.17	2,834	2,179
Total current liabilities		27,442	24,976
Total equity and liabilities		1,01,337	99,387

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached for Deloitte Haskins & Sells LLP Chartered Accountants Firm's Registration No: 117366W/W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	D. Sundaram Lead Independent Director	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

Bengaluru April 13, 2023	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

(In crore except equity share and per equity share data)

Statement of Profit and Loss for the	Note No.	Year ended March 31,
		2023	2022
Revenue from operations	2.18	1,24,014	1,03,940
Other income, net	2.19	3,859	3,224
Total income		1,27,873	1,07,164
Expenses
Employee benefit expenses	2.20	62,764	51,664
Cost of technical sub-contractors		19,096	16,298
Travel expenses		1,227	731
Cost of software packages and others	2.20	5,214	2,985
Communication expenses		502	433
Consultancy and professional charges		1,236	1,511
Depreciation and amortization expenses	2.1, 2.2.2 & 2.3	2,753	2,429
Finance cost	2.3	157	128
Other expenses	2.20	3,281	2,490
Total expenses		96,230	78,669
Profit before tax		31,643	28,495
Tax expense:
Current tax	2.17	8,167	6,960
Deferred tax	2.17	208	300
Profit for the year		23,268	21,235
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	2.17 & 2.21	(19)	(98)
Equity instruments through other comprehensive income, net	2.5 & 2.17	(6)	97

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.11 & 2.17	(7)	(8)
Fair value changes on investments, net	2.5 & 2.17	(236)	(39)

Total other comprehensive income/ (loss), net of tax		(268)	(48)

Total comprehensive income for the year		23,000	21,187
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		55.48	50.27
Diluted ()		55.42	50.21
Weighted average equity shares used in computing earnings per equity share
Basic	2.22	4,19,38,13,881	4,22,43,39,562
Diluted	2.22	4,19,82,34,378	4,22,95,46,328

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached for Deloitte Haskins & Sells LLP Chartered Accountants Firm's Registration No: 117366W/W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	D. Sundaram Lead Independent Director	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

Bengaluru April 13, 2023	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

Statement of Changes in Equity

(In crore)

Particulars		Other Equity
		Reserves & Surplus								Other comprehensive income
	Equity Share Capital	Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company
		Capital reserve	Other reserves (2)
Balance as at April 1, 2021	2,130	54	2,906	111	581	57,518	1,663	372	6,144	169	10	(127)	71,531
Changes in equity for the year ended March 31, 2022
Profit for the year	–	–	–	–	–	21,235	–	–	–	–	–	–	21,235
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	(98)	(98)
Equity instruments through other comprehensive income, net* (Refer to note 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	97	–	–	97
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to note 2.11)	–	–	–	–	–	–	–	–	–	–	(8)	–	(8)
Fair value changes on investments, net* (Refer to note 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	(39)	(39)
Total comprehensive income for the year	–	–	–	–	–	21,235	–	–	–	97	(8)	(137)	21,187
Buyback of equity shares** (Refer to note 2.12)	(28)	–	–	–	(640)	(8,822)	(1,603)	–	–	–	–	–	(11,093)
Transaction cost relating to buyback*	–	–	–	–	–	–	(24)	–	–	–	–	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	–	28	–	–	(28)	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(2,794)	–	–	2,794	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	1,012	–	–	(1,012)	–	–	–	–
Transferred on account of exercise of stock options (Refer to note 2.12)	–	–	–	–	218	–	–	(218)	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	–	–	1	(1)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.12)	1	–	–	–	10	–	–	–	–	–	–	–	11
Employee stock compensation expense (Refer to note 2.12)	–	–	–	–	–	–	–	393	–	–	–	–	393
Income tax benefit arising on exercise of stock options	–	–	–	–	3	–	–	60	–	–	–	–	63
Reserves recorded upon business transfer under common control(3) (Refer to note 2.5.1)	–	–	(62)	–	–	–	–	–	–	–	–	–	(62)
Dividends	–	–	–	–	–	(12,700)	–	–	–	–	–	–	(12,700)
Balance as at March 31, 2022	2,103	54	2,844	139	172	55,449	9	606	7,926	266	2	(264)	69,306

INFOSYS LIMITED

Statement of Changes in Equity

(In crore)

Particulars		Other Equity
		Reserves & Surplus								Other comprehensive income
	Equity Share Capital	Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company
		Capital reserve	Other reserves (2)
Balance as at April 1, 2022	2,103	54	2,844	139	172	55,449	9	606	7,926	266	2	(264)	69,306
Impact on adoption of amendment to Ind AS 37#	–	–	–	–	–	(9)	–	–	–	–	–	–	(9)
	2,103	54	2,844	139	172	55,440	9	606	7,926	266	2	(264)	69,297
Changes in equity for the year ended March 31, 2023
Profit for the year	–	–	–	–	–	23,268	–	–	–	–	–	–	23,268
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	(19)	(19)
Equity instruments through other comprehensive income, net* (Refer to note 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	(6)	–	–	(6)
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to note 2.11)	–	–	–	–	–	–	–	–	–	–	(7)	–	(7)
Fair value changes on investments, net* (Refer to note 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	(236)	(236)
Total comprehensive income for the year	–	–	–	–	–	23,268	–	–	–	(6)	(7)	(255)	23,000
Buyback of equity shares** (Refer to note 2.12)	(30)	–	–	–	(340)	(11,096)	–	–	–	–	–	–	(11,466)
Transaction cost relating to buyback*	–	–	–	–	(19)	(5)	–	–	–	–	–	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	–	30	–	(21)	(9)	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(3,125)	–	–	3,125	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	1,397	–	–	(1,397)	–	–	–	–
Transferred on account of exercise of stock options (Refer to note 2.12)	–	–	–	–	291	–	–	(291)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	2	(2)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.12)	1	–	–	–	29	–	–	–	–	–	–	–	30
Employee stock compensation expense (Refer to note 2.12)	–	–	–	–	–	–	–	514	–	–	–	–	514
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	51	–	–	–	–	51
Reserves on common control transaction (Refer to note 2.5.1)	–	–	18	–	–	–	–	–	–	–	–	–	18
Dividends	–	–	–	–	–	(13,675)	–	–	–	–	–	–	(13,675)
Balance as at March 31, 2023	2,074	54	2,862	169	133	52,183	2	878	9,654	260	(5)	(519)	67,745

*	net of tax

**	Including tax on buyback of 2,166 crore and 1,893 crore for the year ended March 31, 2023 and March 31, 2022 respectively.

#	Impact on account of adoption of amendment to Ind AS 37 Provisions, Contingent Liabilities and Contingents Assets

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(2)	Profit / loss on transfer of business between entities under common control taken to reserve.

(3)	Arising on transfer of the business of Brilliant Basics Limited to Infosys Limited

The accompanying notes form an integral part of the standalone financial statements.

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration No:
117366W/W-100018
Sanjiv V. Pilgaonkar Partner Membership No. 039826	D. Sundaram Lead Independent Director	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director
	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru
April 13, 2023

INFOSYS LIMITED

Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2023	2022
Cash flow from operating activities:
Profit for the year		23,268	21,235
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and Amortization	2.1, 2.2.2 & 2.3	2,753	2,429
Income tax expense	2.17	8,375	7,260
Impairment loss recognized / (reversed) under expected credit loss model		183	117
Finance cost		157	128
Interest and dividend income	2.19	(3,028)	(2,617)
Stock compensation expense	2.12	460	372
Other adjustments		155	72
Exchange differences on translation of assets and liabilities, net		(116)	87
Changes in assets and liabilities
Trade receivables and unbilled revenue		(5,065)	(5,725)
Loans, other financial assets and other assets		(2,171)	(1,125)
Trade payables	2.14	(243)	1,112
Other financial liabilities, other liabilities and provisions		2,248	5,487
Cash generated from operations		26,976	28,832
Income taxes paid		(7,807)	(6,736)
Net cash generated by operating activities		19,169	22,096
Cash flow from investing activities:
Expenditure on property, plant and equipment		(2,130)	(1,787)
Deposits placed with corporation		(634)	(745)
Redemption of deposits placed with corporation		482	607
Interest and dividend received		1,299	1,658
Dividend received from subsidiary		1,463	1,218
Loan given to subsidiaries		(427)	–
Loan repaid by subsidiaries		393	73
Proceeds from redemption of debentures		–	536
Investment in subsidiaries		(1,530)	(127)
Receipt / (payment) towards business transfer for entities under common control		19	(109)
Escrow and other deposits pertaining to Buyback		(483)	(420)
Redemption of Escrow and other deposits pertaining to Buyback		483	420
Other receipts		61	47
Payments to acquire investments
Preference and equity securities		–	(5)
Liquid mutual fund units		(62,952)	(48,139)
Target maturity fund units		(400)	–
Tax free bonds and government bonds		(14)	–
Commercial papers		(2,485)	–
Certificates of deposits		(8,909)	(3,897)
Government Securities		(1,370)	(3,450)
Non-convertible debentures		–	(1,456)
Others		(4)	(5)
Proceeds on sale of investments
Tax free bonds and government bonds		213	20
Preference and equity securities		–	9
Liquid mutual fund units		64,168	48,219
Non-convertible debentures		395	1,939
Certificates of deposit		9,454	787
Commercial papers		2,098	–
Government Securities		1,532	1,452
Others		99	5
Net cash (used in) / generated from investing activities		821	(3,150)
Cash flow from financing activities:
Payment of lease liabilities	2.3	(694)	(598)
Shares issued on exercise of employee stock options		30	11
Buyback of equity shares including transaction costs and tax on buyback		(11,499)	(11,125)
Other receipts		44	134
Other payments		(64)	–
Payment of dividends		(13,674)	(12,697)
Net cash used in financing activities		(25,857)	(24,275)
Net increase / (decrease) in cash and cash equivalents		(5,867)	(5,329)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		131	(13)
Cash and cash equivalents at the beginning of the year	2.9	12,270	17,612
Cash and cash equivalents at the end of the year	2.9	6,534	12,270
Supplementary information:
Restricted cash balance	2.9	46	60

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached for Deloitte Haskins & Sells LLP Chartered Accountants Firm's Registration No: 117366W/W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	D. Sundaram Lead Independent Director	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

Bengaluru April 13, 2023	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

Overview and Notes to the Standalone Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The standalone financial statements are approved for issue by the Company's Board of Directors on April 13, 2023.

1.2 Basis of preparation of financial statements

These standalone financial statements are prepared in accordance with Indian Accounting Standard (Ind AS), under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 (''the Act'') and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year end figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the standalone financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the standalone financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the standalone financial statements.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to note 2.17)

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. (Refer to note 2.1)

1.5 Recent accounting pronouncements

Ministry of Corporate Affairs (“MCA”) notifies new standards or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time. On March 31, 2023, MCA amended the Companies (Indian Accounting Standards) Amendment Rules, 2023, as below:

Ind AS 1 - Presentation of Financial Statements - This amendment requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2023. The Company has evaluated the amendment and the impact of the amendment is insignificant in the standalone financial statements.

Ind AS 8 - Accounting Policies, Changes in Accounting Estimates and Errors - This amendment has introduced a definition of ‘accounting estimates’ and included amendments to Ind AS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2023. The Company has evaluated the amendment and there is no impact on its standalone financial statements.

Ind AS 12 - Income Taxes - This amendment has narrowed the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2023. The Company has evaluated the amendment and there is no impact on its standalone financial statement.

2. Notes to the Standalone Financial Statements

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)(2)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2)	Includes Solar plant with a useful life of 25 years.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2023 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2022	1,429	10,115	3,054	1,250	7,239	2,070	817	44	26,018
Additions	2	330	264	106	1,267	341	165	2	2,477
Deletions*	(2)	–	(174)	(42)	(1,271)	(282)	(14)	(1)	(1,786)
Gross carrying value as at March 31, 2023	1,429	10,445	3,144	1,314	7,235	2,129	968	45	26,709
Accumulated depreciation as at April 1, 2022	–	(3,834)	(2,494)	(993)	(5,163)	(1,614)	(499)	(37)	(14,634)
Depreciation	–	(389)	(238)	(109)	(1,080)	(216)	(157)	(4)	(2,193)
Accumulated depreciation on deletions*	–	–	174	42	1,266	281	10	1	1,774
Accumulated depreciation as at March 31, 2023	–	(4,223)	(2,558)	(1,060)	(4,977)	(1,549)	(646)	(40)	(15,053)
Carrying value as at April 1, 2022	1,429	6,281	560	257	2,076	456	318	7	11,384
Carrying value as at March 31, 2023	1,429	6,222	586	254	2,258	580	322	5	11,656

*	During the year ended March 31, 2023, certain assets which were not in use having gross book value of 1,598 crore (net book value: nil), were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2022 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2021	1,397	9,546	3,141	1,195	6,530	1,952	788	44	24,593
Additions	32	569	244	62	1,281	130	63	–	2,381
Deletions*	–	–	(331)	(7)	(572)	(12)	(34)	–	(956)
Gross carrying value as at March 31, 2022	1,429	10,115	3,054	1,250	7,239	2,070	817	44	26,018
Accumulated depreciation as at April 1, 2021	–	(3,460)	(2,600)	(891)	(4,870)	(1,434)	(376)	(32)	(13,663)
Depreciation	–	(374)	(224)	(108)	(864)	(191)	(148)	(5)	(1,914)
Accumulated depreciation on deletions*	–	–	330	6	571	11	25	–	943
Accumulated depreciation as at March 31, 2022	–	(3,834)	(2,494)	(993)	(5,163)	(1,614)	(499)	(37)	(14,634)
Carrying value as at April 1, 2021	1,397	6,086	541	304	1,660	518	412	12	10,930
Carrying value as at March 31, 2022	1,429	6,281	560	257	2,076	456	318	7	11,384

*	During the year ended March 31, 2022, certain assets which were not in use having gross book value of 291 crore (net book value: nil) respectively, were retired.
(1)	Buildings include ₹250/- being the value of five shares of ₹50/- each in Mittal Towers Premises Co-operative Society Limited.

(2)	Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the statement of Profit and Loss.

Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2023 and March 31, 2022 are as follows:

(In crore)

Particulars	Cost	Accumulated depreciation	Net book value
Land	53	–	53
	34	–	34
Buildings	333	132	201
	186	104	82
Plant and machinery	28	28	–
	30	30	–
Furniture and fixtures	19	18	1
	23	23	–
Computer Equipment	–	–	–
	3	3	–
Office equipment	16	16	–
	16	16	–

(In crore)

Particulars	Year ended March 31,
	2023	2022
Aggregate depreciation charged on above assets	13	6
Rental income from subsidiaries	53	52

2.2 GOODWILL AND INTANGIBLE ASSETS

2.2.1 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Carrying value at the beginning	211	167
Goodwill on business transfer (Refer to note 2.5.1)	–	44
Carrying value at the end	211	211

The allocation of goodwill to operating segments as at March 31, 2023 and March 31, 2022 is as follows:

(In crore)

Segment	As at
	March 31, 2023	March 31, 2022
Financial services	64	64
Retail	34	34
Communication	28	28
Energy, Utilities, Resources and Services	27	27
Manufacturing	21	21
	174	174
Operating segments without significant goodwill	37	37
Total	211	211

2.2.2 Intangible Assets:

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2023 are as follows

(In crore)

Particulars	Customer related	Software related	Trade name related	Others	Total
Gross carrying value as at April 1, 2022	113	54	26	26	219
Deletions	–	–	–	–	–
Gross carrying value as at March 31, 2023	113	54	26	26	219
Accumulated amortization as at April 1, 2022	(104)	(31)	(26)	(26)	(187)
Amortization expense	(9)	(20)	–	–	(29)
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2023	(113)	(51)	(26)	(26)	(216)
Carrying value as at March 31, 2023	–	3	–	–	3
Carrying value as at April 1, 2022	9	23	–	–	32
Estimated Useful Life (in years)	7	2	5	5
Estimated Remaining Useful Life (in years)	–	–	–	–

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2022:

(In crore)

Particulars	Customer related	Software related	Trade name related	Others	Total
Gross carrying value as at April 1, 2021	113	54	26	26	219
Deletions	–	–	–	–	–
Gross carrying value as at March 31, 2022	113	54	26	26	219
Accumulated amortization as at April 1, 2021	(88)	(12)	(26)	(26)	(152)
Amortization expense	(16)	(19)	–	–	(35)
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2022	(104)	(31)	(26)	(26)	(187)
Carrying value as at March 31, 2022	9	23	–	–	32
Carrying value as at April 1, 2021	25	42	–	–	67
Estimated Useful Life (in years)	7	2	5	5
Estimated Remaining Useful Life (in years)	1	1	–	–

The amortization expense has been included under depreciation and amortization expense in the Standalone Statement of Profit and Loss.

Research and Development Expenditure

Research and Development expense recognized in net profit in the statement of profit and loss for the year ended March 31, 2023 and March 31, 2022 is 639 crore and 529 crore, respectively.

2.3 LEASES

Accounting Policy

The Company as a lessee

The Company’s lease asset classes consist of leases for land, buildings and computers. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Company determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right-of-use-assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Company changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2023:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2022	552	2,621	138	3,311
Additions	–	510	371	881
Deletion	–	(21)	(61)	(82)
Depreciation	(4)	(441)	(104)	(549)
Balance as at March 31, 2023	548	2,669	344	3,561

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2022:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2021	556	2,766	113	3,435
Additions	–	306	68	374
Deletion	–	(18)	–	(18)
Depreciation	(4)	(433)	(43)	(480)
Balance as at March 31, 2022	552	2,621	138	3,311

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at March 31, 2023 and March 31, 2022:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Current lease liabilities	713	558
Non-current lease liabilities	3,553	3,228
Total	4,266	3,786

The movement in lease liabilities during the year ended March 31, 2023 and March 31, 2022 is as follows :

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Balance at the beginning	3,786	3,854
Additions	883	394
Finance cost accrued during the period	151	126
Deletions	(26)	(18)
Payment of lease liabilities	(706)	(628)
Translation Difference	178	58
Balance at the end	4,266	3,786

The table below provides details regarding the contractual maturities of lease liabilities as at March 31, 2023 and March 31, 2022 on an undiscounted basis:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Less than one year	821	637
One to five years	2,547	2,100
More than five years	1,546	1,519
Total	4,914	4,256

The Company does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was 22 crore and 12 crore for the year ended March 31, 2023 and March 31, 2022.

The following is the movement in the net investment in sublease in ROU asset during the year ended March 31, 2023 and March 31, 2022:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Balance at the beginning	365	385
Interest income accrued during the period	13	13
Lease receipts	(61)	(47)
Translation Difference	29	14
Balance at the end	346	365

The table below provides details regarding the contractual maturities of net investment in sublease of ROU asset as at March 31, 2023 and March 31, 2022 on an undiscounted basis:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Less than one year	60	54
One to five years	257	230
More than five years	69	126
Total	386	410

Leases not yet commenced to which Company is committed is 135 crore for a lease term ranging from 4 years to 10 years.

2.4 CAPITAL WORK -IN-PROGRESS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Capital work-in-progress	275	411
Total Capital work-in-progress	275	411

The capital work-in-progress ageing schedule for the year ended March 31, 2023 and March 31, 2022 is as follows:

(In crore)

Particulars	Amount in CWIP for a period of
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	222	21	12	20	275
	267	48	51	45	411
Total Capital work-in-progress	222	21	12	20	275
	267	48	51	45	411

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan the project wise details of when the project is expected to be completed is given below as of March 31, 2023 and March 31, 2022:

(In crore)

Particulars	To be completed in
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress
KL-SP-SDB1	114	–	–	–	114
	–	27	–	–	27
BN-SP-MET	20	–	–	–	20
	–	–	–	–	–
NG-SZ-SDB1	–	–	–	–	–
	89	–	–	–	89
BN-SP-RETRO	–	–	–	–	–
	30	–	–	–	30
BH-SZ-MLP	–	–	–	–	–
	116	–	–	–	116
Total Capital work-in-progress	134	–	–	–	134
	235	27	–	–	262

2.5 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current investments
Equity instruments of subsidiaries	9,078	9,061
Redeemable Preference shares of subsidiary	2,831	1,318
Preference securities and equity instruments	196	194
Compulsorily convertible debentures	–	7
Target maturity fund units	402	–
Others	82	76
Tax free bonds	1,742	1,901
Government bonds	14	–
Non-convertible debentures	2,490	3,459
Government Securities	6,851	6,853
Total non-current investments	23,686	22,869
Current investments
Liquid mutual fund units	260	1,337
Commercial Papers	420	–
Certificates of deposit	2,765	3,141
Tax free bonds	150	200
Government bonds	–	13
Government Securities	5	362
Non-convertible debentures	876	414
Total current investments	4,476	5,467
Total carrying value	28,162	28,336

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited	662	662
33,828 (33,828) equity shares of 10,000/- each, fully paid up
Infosys Technologies (China) Co. Limited	369	369
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	1,010	1,010
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and
26,460 (26,460) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid up
Infosys Nova Holdings LLC#	2,637	2,637
Infosys Singapore Pte Ltd	10	10
1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	2
70 (70) shares
Skava Systems Private Limited	59	59
25,000 (25,000) shares of 10/- each, fully paid up
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Chile SpA	7	7
100 (100) shares
WongDoody, Inc.	380	380
100 (100) shares
Infosys Luxembourg S.a r.l.	17	17
20,000 (20,000) shares
Infosys Austria GmBH	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up
Infosys Consulting Brazil	337	337
27,50,71,070 (27,50,71,070) shares of BRL 1 per share, fully paid up
Infosys Consulting S.R.L. (Romania)	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up
Infosys Limited Bulgaria EOOD	2	2
4,58,000 (4,58,000) shares of BGN 1 per share, fully paid up
Infosys Germany Holdings GmbH	2	2
25,000 (25,000) shares EUR 1 per share, fully paid up
Infosys Green Forum	1	1
10,00,000 (10,00,000) shares 10 per share, fully paid up
Infosys Automotive and Mobility GmbH	15	15
Infosys Germany GmbH	–	–
25,000 (25,000) shares EUR 1 per share, fully paid up
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	7	–
1,30,842 (1) share Turkish Liras 100 (10,000) per share, fully paid up
Infosys Consulting S.R.L. (Argentina)	2	–
2,94,500 (Nil) shares AR$ 100 per share, fully paid up
Infosys Business Solutions LLC	8	–
10,000 (Nil) shares USD 100 per share, fully paid up
Investments in Redeemable Preference shares of subsidiary
Infosys Singapore Pte Ltd	2,831	1,318
45,62,00,000 (24,92,00,000) shares of SGD 1 per share, fully paid up
40,000,000 (Nil) shares of USD 1 per share, fully paid up
	11,909	10,379
Investments carried at fair value through profit or loss (Refer to Note 2.5.2)
Compulsorily convertible debentures	–	7
Target maturity fund units	402	–
Others (1)	82	76
	484	83
Investments carried at fair value through other comprehensive income (Refer to Note 2.5.2)
Preference securities	193	192
Equity instruments	3	2
	196	194
Quoted
Investments carried at amortized cost
Tax free bonds	1,742	1,901
Government bonds	14	–
	1,756	1,901
Investments carried at fair value through other comprehensive income
Non-convertible debentures	2,490	3,459
Government Securities	6,851	6,853
	9,341	10,312
Total non-current investments	23,686	22,869
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	260	1,337
	260	1,337
Investments carried at fair value through other comprehensive income
Commercial Papers	420	–
Certificates of deposit	2,765	3,141
	3,185	3,141
Quoted
Investments carried at amortized cost
Tax free bonds	150	200
Government bonds	–	13
	150	213
Investments carried at fair value through other comprehensive income
Government Securities	5	362
Non-convertible debentures	876	414
	881	776
Total current investments	4,476	5,467
Total investments	28,162	28,336
Aggregate amount of quoted investments	12,128	13,202
Market value of quoted investments (including interest accrued), current	1,050	1,003
Market value of quoted investments (including interest accrued), non-current	11,336	12,552
Aggregate amount of unquoted investments	16,034	15,134
# Aggregate amount of impairment in value of investments	94	94
Reduction in the fair value of assets held for sale	854	854
Investments carried at cost	11,909	10,379
Investments carried at amortized cost	1,906	2,114
Investments carried at fair value through other comprehensive income	13,603	14,423
Investments carried at fair value through profit or loss	744	1,420

(1)	Uncalled capital commitments outstanding as of March 31, 2023 and March 31, 2022 was 8 crore and 11 crore, respectively.

Refer to note 2.11 for accounting policies on financial instruments.

Details of amounts recorded in other comprehensive income:

(In crore)

	Year ended			Year ended
	March 31, 2023			March 31, 2022
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	(92)	(1)	(93)	(7)	1	(6)
Government Securities	(150)	8	(142)	(56)	22	(34)
Certificate of deposits	(1)	–	(1)	2	(1)	1
Equity and preference securities	(7)	1	(6)	119	(22)	97

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2023	March 31, 2022
Liquid mutual fund units	Quoted price	260	1,337
Target maturity fund units	Quoted price	402	–
Tax free bonds and government bonds	Quoted price and market observable inputs	2,134	2,438
Non-convertible debentures	Quoted price and market observable inputs	3,366	3,873
Government Securities	Quoted price and market observable inputs	6,856	7,215
Commercial Papers	Market observable inputs	420	–
Certificate of deposit	Market observable inputs	2,765	3,141
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	196	194
Unquoted Compulsorily convertible debentures - carried at fair value through profit or loss	Discounted cash flows method	–	7
Others	Discounted cash flows method, Market multiples method, Option pricing model	82	76
Total		16,481	18,281

Note : Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5.1 Business transfer

During the year ending March 31, 2023 the Company entered into a business transfer agreement to transfer the German branch to its wholly owned subsidiary, Infosys BPM Limited effective February 1, 2023. The business transfer resulted in a transfer of net assets amounting to 1 crore and a business transfer reserve of 18 crore

Brilliant Basics Limited

On November 01, 2021, the company entered into a business transfer agreement to transfer the business of Brilliant Basics Limited to the company for a consideration of 109 crore resulting in recognition of a business transfer reserve of 62 crore.

The table below details out the assets and liabilities taken over upon business transfer:

(In crore)

Particulars	Total
Goodwill	44
Net assets / (liabilities), others	3
Total	47
Less: Consideration	109
Business transfer reserve	(62)

2.5.2 Details of Investments

The details of investments in preference, equity and other instruments at March 31, 2023 and March 31, 2022 are as follows:

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2023	March 31, 2022
Preference Securities
Airviz Inc.	–	–
2,89,695 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop Inc	53	150
1,10,59,340 (1,10,59,340) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
Nivetti Systems Private Limited	26	22
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1/- each
Ideaforge Technology Private Limited	86	20
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of 10/- each, fully paid up
Ideaforge Technology Limited (formerly Ideaforge Technology Private Limited)	28	–
1,787 (Nil) Series B compulsorily convertible cumulative Preference shares of 10/- each, fully paid up
Equity Instrument
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052/- each, fully paid up, par value 10/- each
Global Innovation and Technology Alliance	2	2
15,000 (15,000) equity shares at 1,000/- each, fully paid up, par value 1,000/- each
Ideaforge Technology Limited (formerly Ideaforge Technology Private Limited)	1	–
22,600 (100) equity shares at 10/-, fully paid up
Compulsorily convertible debentures
Ideaforge Technology Limited (formerly Ideaforge Technology Private Limited)	–	7
Nil (3,886) compulsorily convertible debentures, fully paid up, par value 19,300/- each
Others
Stellaris Venture Partners India	82	76
Total	278	277

2.6 LOANS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non- Current
Loans considered good - Unsecured
Other Loans
Loans to employees	39	34
	39	34
Loans credit impaired - Unsecured
Other Loans
Loans to employees	–	–
Less: Allowance for credit impairment	–	–
	–	–
Total non - current loans	39	34
Current
Loans considered good - Unsecured
Loans to subsidiaries	43	–
Other Loans
Loans to employees	248	219
Total current loans	291	219
Total Loans	330	253

2.7 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current
Security deposits (1)	43	43
Net investment in Sublease of right of use asset (1)	298	320
Net investment in lease (1)	131	15
Rental deposits (1)	183	134
Unbilled revenues (1)(5)#	686	215
Total non-current other financial assets	1,341	727
Current
Security deposits (1)	1	1
Rental deposits (1)	5	36
Restricted deposits (1)*	2,116	1,965
Unbilled revenues (1)(5)#	5,166	3,543
Interest accrued but not due (1)	441	323
Foreign currency forward and options contracts (2)(3)	79	131
Net investment in Sublease of right-of-use asset (1)	48	45
Others (1)(4)	1,232	536
Total current other financial assets	9,088	6,580
Total other financial assets	10,429	7,307
(1) Financial assets carried at amortized cost	10,350	7,176
(2) Financial assets carried at fair value through other comprehensive income	32	20
(3) Financial assets carried at fair value through Profit or Loss	47	111
(4) Includes dues from subsidiaries	1,051	220
(5) Includes dues from subsidiaries	290	419

*	Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.8 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Current
Trade Receivable considered good - Unsecured (1)	21,202	19,454
Less: Allowance for expected credit loss	429	488
Trade Receivable considered good - Unsecured	20,773	18,966
Trade Receivable - credit impaired - Unsecured	106	85

Less: Allowance for credit impairment	106	85
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables (2)	20,773	18,966
(1) Includes dues from subsidiaries	611	268
(2) Includes dues from companies where directors are interested	–	–

Trade receivables ageing schedule for the year ended as on March 31, 2023 and March 31, 2022:

(In crore)

Particulars	Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed Trade receivables – considered good	15,579	5,542	4	66	4	7	21,202
	14,555	4,703	133	10	30	23	19,454
Undisputed Trade receivables – credit impaired	9	6	2	4	49	34	104
	–	1	3	43	31	3	81
Disputed Trade receivables – considered good	–	–	–	–	–	–	–
	–	–	–	–	–	–	–
Disputed Trade receivables – credit impaired	–	–	–	–	2	–	2
	–	–	–	4	–	–	4
	15,588	5,548	6	70	55	41	21,308
	14,555	4,704	136	57	61	26	19,539
Less: Allowance for credit loss							535
							573
Total Trade Receivables							20,773
							18,966

2.9 CASH AND CASH EQUIVALENTS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Balances with banks
In current and deposit accounts	4,864	9,375
Cash on hand	–	–
Others
Deposits with financial institutions	1,670	2,895
Total Cash and cash equivalents	6,534	12,270
Balances with banks in unpaid dividend accounts	37	36
Deposit with more than 12 months maturity	700	1,471
Balances with banks held as margin money deposits against guarantees	–	1

Cash and cash equivalents as at March 31, 2023 and March 31, 2022 include restricted cash and bank balances of 46 crore and 60 crore, respectively.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.10 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current
Capital advances	141	87
Advances other than capital advances
Others
Prepaid expenses	63	82
Defined benefit plan assets	9	10
Deferred contract cost
Cost of obtaining a contract(3)	139	151
Cost of fulfillment	601	273
Unbilled revenues(2)	167	156
Withholding taxes and others	668	657
Total non-current other assets	1,788	1,416
Current
Advances other than capital advances
Payment to vendors for supply of goods	171	183
Others
Prepaid expenses (1)	1,705	1,174
Unbilled revenues(2)	6,365	5,365
Deferred contract cost
Cost of obtaining a contract(3)	400	350
Cost of fulfillment	109	40
Withholding taxes and others	2,047	1,589
Other receivables (1)	123	234
Total current other assets	10,920	8,935
Total other assets	12,708	10,351
(1) Includes dues from subsidiaries	198	204

(2) Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

(3) Includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Company has entered into a financing arrangement with a third party for these assets which has been considered as financial liability. (Refer to note 2.13)

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

2.11 FINANCIAL INSTRUMENTS

Accounting Policy

2.11.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

2.11.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.11.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.11.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considers current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates.

The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in statement of profit and loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2023 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.9)	6,534	–	–	–	–	6,534	6,534
Investments (Refer to note2.5)
Preference securities, Equity instruments and others	–	–	82	196	–	278	278
Tax free bonds and government bonds	1,906	–	–	–	–	1,906	2,134(1)
Liquid mutual fund units	–	–	260	–	–	260	260
Target maturity fund units	–	–	402	–	–	402	402
Commercial Papers	–	–	–	–	420	420	420
Certificates of deposits	–	–	–	–	2,765	2,765	2,765
Non convertible debentures	–	–	–	–	3,366	3,366	3,366
Government Securities	–	–	–	–	6,856	6,856	6,856
Trade receivables (Refer to note 2.8)	20,773	–	–	–	–	20,773	20,773
Loans (Refer to note 2.6)	330	–	–	–	–	330	330
Other financial assets (Refer to note 2.7) (3)	10,350	–	47	–	32	10,429	10,345(2)
Total	39,893	–	791	196	13,439	54,319	54,463
Liabilities:
Trade payables (Refer to note 2.14)	2,426	–	–	–	–	2,426	2,426
Lease liabilities (Refer to note 2.3)	4,266	–	–	–	–	4,266	4,266
Other financial liabilities (Refer to note 2.13)	11,989	–	42	–	14	12,045	12,045
Total	18,681	–	42	–	14	18,737	18,737

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 84 crore

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2022 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.9)	12,270	–	–	–	–	12,270	12,270
Investments (Refer to note 2.5)
Preference securities, Equity instruments and others	–	–	76	194	–	270	270
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax free bonds and government bonds	2,114	–	–	–	–	2,114	2,438(1)
Liquid mutual fund units	–	–	1,337	–	–	1,337	1,337
Certificates of deposits	–	–	–	–	3,141	3,141	3,141
Non convertible debentures	–	–	–	–	3,873	3,873	3,873
Government Securities	–	–	–	–	7,215	7,215	7,215
Trade receivables (Refer to note 2.8)	18,966	–	–	–	–	18,966	18,966
Loans (Refer to note 2.6)	253	–	–	–	–	253	253
Other financial assets (Refer to note 2.7)(3)	7,176	–	111	–	20	7,307	7,216(2)
Total	40,779	–	1,531	194	14,249	56,753	56,986
Liabilities:
Trade payables (Refer to note 2.14)	2,669	–	–	–	–	2,669	2,669
Lease Liabilities (Refer to note 2.3)	3,786	–	–	–	–	3,786	3,786
Other financial liabilities (Refer to note 2.13)	10,084	–	8	–	3	10,095	10,095
Total	16,539	–	8	–	3	16,550	16,550

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 91 crore

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables and trade payables and other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2023 is as follows:

(In crore)

Particulars	As at March 31, 2023	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.5)
Investments in tax free bonds	2,120	1,331	789	–
Investments in target maturity fund units	402	402	–	–
Investments in government bonds	14	14	–	–
Investments in liquid mutual fund units	260	260	–	–
Investments in certificates of deposit	2,765	–	2,765	–
Investments in commercial papers	420	–	420	–
Investments in non convertible debentures	3,366	1,364	2,002	–
Investments in government securities	6,856	6,856	–	–
Investments in equity instruments	3	–	–	3
Investments in preference securities	193	–	–	193
Other investments	82	–	–	82
Others
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to note 2.7)	79	–	79	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to note 2.13)	56	–	56	–

During the year ended March 31, 2023, tax free bonds and government securities of 383 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further non-convertible debentures of 1,611 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2022 was as follows:

(In crore)

Particulars	As at March 31, 2022	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.5)
Investments in tax free bonds	2,425	1,238	1,187	–
Investments in government bonds	13	13	–	–
Investments in liquid mutual fund units	1,337	1,337	–	–
Investments in certificates of deposit	3,141	–	3,141	–
Investments in non convertible debentures	3,873	3,472	401	–
Investments in government securities	7,215	7,177	38	–
Investments in equity instruments	2	–	–	2
Investments in preference securities	192	–	–	192
Investments in compulsorily convertible debentures	7	–	–	7
Other investments	76	–	–	76
Others
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to note 2.7)	131	–	131	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer note 2.13)	11	–	11	–

During the year ended March 31, 2022, tax free bonds of 576 crore was transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further tax free bonds, non-convertible debentures and government securities of 890 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2023:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	18,436	5,442	1,612	1,765	2,278	29,533
Net financial liabilities	(10,017)	(1,898)	(682)	(926)	(1,082)	(14,605)
Total	8,419	3,544	930	839	1,196	14,928

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2022:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	16,185	4,148	1,290	1,314	1,670	24,607
Net financial liabilities	(8,202)	(1,689)	(678)	(956)	(875)	(12,400)
Total	7,983	2,459	612	358	795	12,207

Sensitivity analysis between Indian Rupee and U.S. dollars

Particulars	Year ended March 31,
	2023	2022
Impact on the Company's incremental Operating Margins	0.47%	0.48%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows :

Particulars	As at		As at
	March 31, 2023		March 31, 2022
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Euro	–	–	8	67

Option Contracts
In Australian dollars	140	770	185	1,050
In Euro	325	2,907	280	2,358
In United Kingdom Pound Sterling	55	559	32	318
Other derivatives
Forward contracts
In Australian dollars	10	55	–	–
In Canadian dollars	–	–	34	205
In Euro	266	2,382	266	2,240
In New Zealand dollars	30	154	20	105
In Norwegian Krone	100	79	80	70
In Singapore dollars	45	278	6	34
In Swiss Franc	–	–	14	115
In U.S. dollars	1,486	12,209	1,004	7,622
In United Kingdom Pound Sterling	76	775	44	438
In South African rand	85	39	45	24
Option Contracts
In Australian dollars	30	165	–	–
In Euro	160	1,431	81	682
In United Kingdom Pound Sterling	15	153	–	–
In U.S. dollars	300	2,465	677	5,131
Total forwards and option contracts		24,421		20,459

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Not later than one month	10,972	5,323
Later than one month and not later than three months	10,122	11,973
Later than three months and not later than one year	3,327	3,163
Total	24,421	20,459

During the year ended March 31, 2023 and March 31, 2022 the Company has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedge reserve as at March 31, 2023 are expected to occur and reclassified to statement of profit and loss within 3 months.

The Company determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit or Loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the year ended March 31, 2023 and March 31, 2022:

(In crore)

Particulars	Year ended March 31,
	2023	2022
Gain / (Loss)
Balance at the beginning of the year	2	10
Gain / (Loss) recognized in other comprehensive income during the year	90	102
Amount reclassified to profit and loss during the year	(99)	(113)
Tax impact on above	2	3
Balance at the end of the year	(5)	2

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

Particulars	As at
	March 31, 2023		March 31, 2022
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	103	(80)	167	(47)
Amount set off	(24)	24	(36)	36
Net amount presented in Balance Sheet	79	(56)	131	(11)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 20,773 crore and 18,966 crore as at March 31, 2023 and March 31, 2022, respectively and unbilled revenue amounting to 12,384 crore and 9,279 crore as at March 31, 2023 and March 31, 2022, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue from customers majorly located in the United States of America and Europe. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of the customers to which the Company grants credit terms in the normal course of business. The Company uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top five customers and top ten customers:

(In %)

Particulars	Year ended March 31,
	2023	2022
Revenue from top five customers	11.3	11.9
Revenue from top ten customers	19.6	20.5

Credit risk exposure

The Company's credit period generally ranges from 30-75 days.

The allowance for lifetime expected credit loss on customer balances recognized for the year ended March 31, 2023 and March 31, 2022 is 139 crore and 93 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

(In crore)

Particulars	Year ended March 31,
	2023	2022
Balance at the beginning	673	615
Impairment loss recognized/ (reversed), net	139	93
Amounts written off	(145)	(49)
Translation differences	32	14
Balance at the end	699	673

Credit risk on cash and cash equivalents is limited as the Company generally invest in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Company has considered the latest available credit ratings as at the date of approval of these financial statements.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, tax free bonds, certificates of deposit, commercial paper, treasury bills, government securities, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Company's risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time.

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2023, the Company had a working capital of 24,640 crore including cash and cash equivalents of 6,534 crore and current investments of 4,476 crore. As at March 31, 2022, the Company had a working capital of 27,461 crore including cash and cash equivalents of 12,270 crore and current investments of 5,467 crore.

As at March 31, 2023 and March 31, 2022, the outstanding compensated absences were 1,969 crore and 1,850 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2023:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,426	–	–	–	2,426
Other financial liabilities on an undiscounted basis (Refer to note 2.13)	10,752	965	264	13	11,994

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2022:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,669	–	–	–	2,669
Other financial liabilities on an undiscounted basis (Refer to note 2.13)	9,496	381	202	10	10,089

2.12	EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Description of reserves

Capital redemption reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The Share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.12.1	EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	March 31, 2023	March 31, 2022
Authorized
Equity shares, 5/- par value
4,80,00,00,000 (4,80,00,00,000) equity shares	2,400	2,400

Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	2,074	2,103
4,14,85,60,044 (4,20,67,38,641) equity shares fully paid-up
	2,074	2,103

(1)	Refer to note 2.22 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently. For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

In the period of five years immediately preceding March 31, 2023:

Bonus Issue

The Company has allotted 2,184,191,490 fully paid-up shares of face value 5/- each during the quarter ended September 30, 2018 pursuant to bonus issue approved by the shareholders through postal ballot. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Buyback

In the period of five years immediately preceding March 31, 2023, including the buyback completed in February 2023 the Company had purchased and extinguished a total of 226,752,951 fully paid-up equity shares of face value 5/- each from the stock exchange. The Company has only one class of equity shares.

Capital allocation policy and buyback

Effective fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Buyback completed in February 2023

In line with the capital allocation policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,300 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,850 per share (Maximum Buyback Price), subject to shareholders' approval by way of Postal Ballot.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period the Company had purchased and extinguished a total of 60,426,348 equity shares from the stock exchange at a volume weighted average buyback price of 1,539.06/- per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 9,300 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2023, the Company has created ‘Capital Redemption Reserve’ of 30 crore equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings.

Buyback completed in September 2021

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19, 2021.

The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period the Company had purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of 1,648.53/- per equity share comprising 1.31% of the pre buyback paid up equity share capital of the Company. The buyback resulted in a cash outflow of 9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2022, the Company has created ‘Capital Redemption Reserve’ of 28 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2023, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.12.2	Shareholding of promoter

The details of the shares held by promoters as at March 31, 2023 are as follows:

Promoter name	No. of shares	% of total shares	% Change during the year
Sudha Gopalakrishnan	95,357,000	2.30%	–
Rohan Murty	60,812,892	1.47%	–
S. Gopalakrishnan	41,853,808	1.01%	–
Nandan M. Nilekani	40,783,162	0.98%	–
Akshata Murty	38,957,096	0.94%	–
Asha Dinesh	38,579,304	0.93%	–
Sudha N. Murty	34,550,626	0.83%	–
Rohini Nilekani	34,335,092	0.83%	–
Dinesh Krishnaswamy	32,479,590	0.78%	–
Shreyas Shibulal	23,704,350	0.57%	–
N. R. Narayana Murthy	16,645,638	0.40%	–
Nihar Nilekani	12,677,752	0.31%	–
Janhavi Nilekani	8,589,721	0.21%	–
Kumari Shibulal	5,248,965	0.13%	–
Deeksha Dinesh	7,646,684	0.18%	–
Divya Dinesh	7,646,684	0.18%	–
Meghana Gopalakrishnan	4,834,928	0.12%	–
Shruti Shibulal	2,737,538	0.07%	–
S. D. Shibulal	5,814,733	0.14%	–
Promoters Group
Gaurav Manchanda	13,736,226	0.33%	–
Milan Shibulal Manchanda	6,967,934	0.17%	–
Nikita Shibulal Manchanda	6,967,934	0.17%	–
Bhairavi Madhusudhan Shibulal	6,679,240	0.16%	–
Shray Chandra	719,424	0.02%	–
Tanush Nilekani Chandra	3,356,017	0.08%	–

2.12.3	DIVIDEND

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act, 2013 is as follows:-

Particulars	Year ended March 31,
	2023	2022
Final dividend for fiscal 2021		15.00
Interim dividend for fiscal 2022		15.00
Final dividend for fiscal 2022	16.00
Interim dividend for fiscal 2023	16.50

During the year ended March 31, 2023, on account of the final dividend for fiscal 2022 and interim dividend for fiscal 2023, the Company has incurred a net cash outflow of ₹13,675 crore.

The Board of Directors in their meeting held on April 13, 2023 recommended a final dividend of ₹17.50/- per equity share for the financial year ended March 31, 2023. This payment is subject to the approval of shareholders in the AGM of the Company to be held on June 28, 2023 and if approved, would result in a net cash outflow of approximately ₹ 7,260 crore.

The details of shareholders holding more than 5% shares as at March 31, 2023 and March 31, 2022 are set out below:

Name of the shareholder	As at March 31, 2023		As at March 31, 2022
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	50,57,90,851	12.19	66,63,70,669	15.84
Life Insurance Corporation of India	29,82,44,977	7.19	24,33,47,641	5.78

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2023 and March 31, 2022 is set out below:

(in crore, except as stated otherwise)

Particulars	As at March 31, 2023		As at March 31, 2022
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	4,20,67,38,641	2,103	4,26,06,60,846	2,130
Add: Shares issued on exercise of employee stock options	2,247,751	1	18,85,132	1
Less: Shares bought back	60,426,348	30	55,807,337	28
As at the end of the period	4,14,85,60,044	2,074	4,20,67,38,641	2,103

2.12.4	Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan):

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant."

Controlled trust holds 12,172,119 shares and 13,725,712 shares as at March 31, 2023 and March 31, 2022, respectively under the 2015 plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2023 and March 31, 2022.

The following is the summary of grants made during the year ended March 31, 2023 and March 31, 2022:

	2019 plan		2015 plan
Particulars	Year ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Equity settled RSUs
Key Managerial Personnel (KMP)	210,643	148,762	367,479	284,543
Employees other than KMP	3,704,014	2,701,867	1,784,975	1,305,880
	3,914,657	2,850,629	2,152,454	1,590,423
Cash settled RSUs
Key Managerial Personnel (KMP)	–	–	–	–
Employees other than KMP	–	–	92,400	49,960
	–	–	92,400	49,960
Total Grants	3,914,657	2,850,629	2,244,854	1,640,383

Notes on grants to KMP:

CEO & MD

Based on the recommendations of the Board and the approval of the shareholders at the AGM held on June 25, 2022, Salil Parekh has been reappointed as the CEO and MD of the Company for a term commencing on July 1, 2022 and ending on March 31, 2027. The remuneration is approved by the shareholders in the AGM. The revised employment agreement is effective July 1, 2022.

Under the 2015 plan:

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, in accordance with the terms of his employment agreement effective till June 30, 2022, approved the grant of performance-based RSUs of fair value of 13 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 84,361 performance based RSU’s were granted effective May 2, 2022.

Further, in line with the shareholders approval and revised employment contract which is effective July 1, 2022, the Board, on July 24, 2022, based on the recommendations of the Nomination and Remuneration Committee:

•	Approved the grant of performance-based RSUs (Annual performance equity grant) of fair value of 21.75 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 140,228 performance based RSU’s were granted effective August 1, 2022.

•	Approved the performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board. Accordingly, 12,894 performance-based RSU’s were granted effective August 1, 2022.

•	Approved the performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board. Accordingly, 32,236 performance-based RSU’s were granted effective August 1, 2022.

For the above RSUs, the grant date in accordance with Ind AS 102, Share based payment is July 1, 2022

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 19,341 RSUs was made effective February 1, 2023 for fiscal 2023.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2023, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payment.

Under the 2019 plan:

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2023 under the 2019 Plan. These RSUs will vest in line with the employment agreement effective till June 30, 2022 based on achievement of certain performance targets. Accordingly, 64,893 performance-based RSU’s were granted effective May 2, 2022.

Other KMP

Under the 2015 plan:

During the year ended March 31, 2023, based on recommendations of Nomination and Remuneration Committee, the Board approved 66,872 time based RSUs and 11,547 performance based RSUs to other KMP under the 2015 plan. Time based RSUs will vest over four years and performance based RSUs will vest over three years based on certain performance targets.

Under the 2019 plan:

During the year ended March 31, 2023, based on recommendations of Nomination and Remuneration Committee, the Board approved performance based grants of 1,45,750 RSUs to other KMPs under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Year ended March 31,
	2023	2022
Granted to:
KMP#	49	65
Employees other than KMP	411	307
Total (1)	460	372
(1) Cash settled stock compensation expense included in the above	1	13

#	Includes reversal of employee stock compensation expense on account of resignation/ retirement of key managerial personnel.

The activity in the 2015 and 2019 Plan for equity-settled share based payment transactions during the year ended March 31, 2023 and March 31, 2022 is set out as follows:

Particulars	Year ended March 31, 2023		Year ended March 31, 2022
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSUs
Outstanding at the beginning	6,232,975	4.82	80,47,240	4.52
Granted	21,52,454	5.00	15,90,423	5.00
Exercised	2,105,904	4.50	25,69,983	4.07
Forfeited and expired	871,507	4.93	8,34,705	4.63
Outstanding at the end	54,08,018	5.00	62,32,975	4.82
Exercisable at the end	787,976	4.97	653,775	4.51

2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	700,844	557	1,049,456	535
Granted	–	–	–	–
Exercised	566,814	596	348,612	529
Forfeited and expired	–	–	–	–
Outstanding at the end	134,030	529	700,844	557
Exercisable at the end	134,030	529	700,844	557

2019 Plan: RSUs
Outstanding at the beginning	4,958,938	5.00	3,050,573	5.00
Granted	3,914,657	5.00	2,850,629	5.00
Exercised	1,128,626	5.00	755,557	5.00
Forfeited and expired	522,931	5.00	186,707	5.00
Outstanding at the end	7,222,038	5.00	4,958,938	5.00
Exercisable at the end	1,352,150	5.00	692,638	5.00

During the year ended March 31, 2023 and March 31, 2022 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,515 and 1,705 respectively.

During the year ended March 31, 2023 and March 31, 2022 the weighted average share price of options exercised under the 2019 Plan on the date of exercise was 1,485 and 1,560 respectively.

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2023 is as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	7,222,038	1.33	5.00	5,408,018	1.49	5.00
450 - 630 (ESOP)	–	–	–	134,030	1.77	529

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2022 was as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	4,958,938	1.43	5.00	6,232,975	1.47	4.82
450 - 650 (ESOP)	-	–	–	700,844	0.65	557

As at March 31, 2023 and March 31, 2022, 2,24,924 and 265,561 cash settled options were outstanding respectively. The carrying value of liability towards cash settled share based payments was 4 crore and 13 crore as at March 31, 2023 and March 31, 2022 respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2023- Equity Shares-RSU	Fiscal 2023- ADS-RSU	Fiscal 2022- Equity Shares-RSU	Fiscal 2022- ADS-RSU
Weighted average share price () / ($ ADS)	1,525	18.08	1,791	24.45
Exercise price () / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	23-32	27-34	20-35	25-36
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	5-7	2-5	4-6	1-3
Weighted average fair value as on grant date () / ($ ADS)	1,210	13.69	1,548	20.82

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.13	OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current
Others
Compensated absences	76	86
Accrued compensation to employees (1)	5	8
Accrued expenses (1)	1,184	503
Other payables (1)(6)	52	79
Total non-current other financial liabilities	1,317	676
Current
Unpaid dividends (1)	37	36
Others
Accrued compensation to employees (1)	3,072	2,999
Accrued expenses (1)(4)	4,430	4,603
Retention monies (1)	17	12
Capital creditors (1)	652	395
Compensated absences	1,893	1,764
Other payables (1)(5)(6)	2,540	1,449
Foreign currency forward and options contracts (2)(3)	56	11
Total current other financial liabilities	12,697	11,269
Total other financial liabilities	14,014	11,945
(1) Financial liability carried at amortized cost	11,989	10,084
(2) Financial liability carried at fair value through profit or loss	42	8
(3) Financial liability carried at fair value through other comprehensive income	14	3
(4) Includes dues to subsidiaries	30	7
(5) Includes dues to subsidiaries	422	316
(6) Deferred contract cost (Refer to note 2.10) includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Company has entered into a financing arrangement with a third party for these assets which has been considered as financial liability. As at March 31, 2023, the financial liability pertaining to such arrangements amounts to 114 crore.

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance.

2.14  TRADE PAYABLES

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Outstanding dues of micro enterprises and small enterprises	97	3
Outstanding dues of creditors other than micro enterprises and small enterprises(1)	2,329	2,666
Total trade payables	2,426	2,669
(1) Includes dues to subsidiaries	653	613

The information as required to be disclosed pursuant under the Micro, Small and Medium Enterprises Development Act, 2006 (MSMED Act, 2006) has been determined to the extent such parties have been identified on the basis of information available with the Company

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Amount remaining unpaid :
Principal	97	3
Interest	–	–
Interest paid by the Company under MSMED Act, 2006 along with the amounts of the payment made to the supplier beyond the appointed day	33	71
Interest due and payable for the period of delay in making payment (which has been paid but beyond the appointed day during the year) but without adding the interest specified under the MSMED Act, 2006);	–	–
Interest accrued and remaining unpaid at the end of the year	–	–
Interest remaining due and payable (pertaining to prior years), until such date when the interest dues as above are actually paid to the small enterprise, for the purpose of disallowance as a deductible expenditure under section 23 of MSMED Act 2006.	–	–

Trade payables ageing schedule for the year ended as on March 31, 2023 and March 31, 2022:

 (In crore)

Particulars		Outstanding for following periods from due date of payment
	Not Due	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Outstanding dues to MSME	97	–	–	–	–	97
	3	–	–	–	–	3
Others	1,943	386	–	–	–	2,329
	2,131	535	–	–	–	2,666
Total trade payables	2,040	386	–	–	–	2,426
	2,134	535	–	–	–	2,669

Relationship with struck off companies

(In crore)

Name of Struck off Company	Nature of transactions	Transactions during the year March 31, 2022	Balance outstanding as at March 31, 2022	Relationship with the Struck off company
Compulease Networks Private Limited	Payables	–*	–	Vendor

*	Less than 1 crore

There are no transactions with struck off companies for the year ending March 31, 2023

2.15	OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current
Accrued defined benefit liability (Refer to note 2.21)	412	332
Others
Deferred income	2	9
Deferred income - government grants	–	19
Total non - current other liabilities	414	360
Current
Accrued defined benefit liability (Refer to note 2.21)	2	2
Unearned revenue	5,491	5,179
Others
Deferred income - government grants	28	10
Withholding taxes and others	2,088	2,190
Total current other liabilities	7,609	7,381
Total other liabilities	8,023	7,741

2.16	PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a.	Post-sales client support

The Company provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b.	Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Current
Others
Post-sales client support and others	1,163	920
Total provisions	1,163	920

The movement in the provision for post-sales client support is as follows :

(In crore)

Particulars	Year ended March 31, 2023
Balance at the beginning	880
Impact on adoption of amendment to IAS 37	9
Provision recognized/(reversed)	356
Provision utilized	(128)
Translation difference	46
Balance at the end	1,163

Provision for post sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.17	INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Company offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Statement of Profit and Loss comprises:

(In crore)

Particulars	Year ended March 31,
	2023	2022
Current taxes	8,167	6,960
Deferred taxes	208	300
Income tax expense	8,375	7,260

Income tax expense for the year ended March 31, 2023 and March 31, 2022 includes reversal (net of provisions) of 116 crore and 250 crore, respectively. These reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Year ended March 31,
	2023	2022
Profit before income taxes	31,643	28,495
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	11,057	9,957
Tax effect due to non-taxable income for Indian tax purposes	(2,916)	(2,849)
Overseas taxes	1,028	958
Tax provision (reversals)	(116)	(250)
Effect of exempt non-operating income	(563)	(478)
Effect of non-deductible expenses	144	122
Impact of change in tax rate	–	(104)
Others	(259)	(96)
Income tax expense	8,375	7,260

The applicable Indian corporate statutory tax rate for the year ended March 31, 2023 and March 31, 2022 is 34.94% each.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Deferred income tax for the year ended March 31, 2023 and March 31, 2022 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2023, Infosys' U.S. branch net assets amounted to approximately 6,948 crore. As at March 31, 2023, the Company has a deferred tax liability for branch profit tax of 148 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 10,948 crore and 9,618 crore as at March 31, 2023 and March 31, 2022, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The Company majorly intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax free manner.

Deferred income tax assets have not been recognized on accumulated losses of 1,358 crore and 1,345 crore as at March 31, 2023 and March 31, 2022, respectively as it is probable that future taxable profit will not be available against which the unused tax losses can be utilized in the foreseeable future. Majority of the accumulated losses as at March 31, 2023 will expire between financial years 2028 to 2030.

The details of income tax assets and income tax liabilities as at March 31, 2023 and March 31, 2022:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Income tax assets	5,916	5,585
Current income tax liabilities	2,834	2,179
Net current income tax assets/(liabilities) at the end	3,082	3,406

The gross movement in the current income tax assets/ (liabilities) for the year ended March 31, 2023 and March 31, 2022 is as follows:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Net current income tax assets/(liabilities) at the beginning	3,406	3,550
Income tax paid	7,807	6,736
Current income tax expense	(8,167)	(6,960)
Income tax benefit arising on exercise of stock options	51	63
Income tax on other comprehensive income	(22)	12
Tax impact on buyback expenses	9	8
Impact on account of Ind AS 37 adoption	(2)	–
Translation differences	–	(3)
Net current income tax assets/ (liabilities) at the end	3,082	3,406

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2023 is as follows:

(In crore)

Particulars	Carrying value as of April 1, 2022	Changes through profit and loss	Changes through OCI	Impact on account of Ind AS 37 adoption	Translation difference	Carrying value as of March 31, 2023
Deferred income tax assets/(liabilities)
Property, plant and equipment	189	22	–	–	–	211
Lease liabilities	163	36	–	–	–	199
Trade receivables	169	42	–	–	–	211
Compensated absences	466	35	–	–	–	501
Post sales client support	118	68	–	2	–	188
Derivative financial instruments	(24)	22	2	–	–	–
Credits related to branch profits	676	(13)	–	–	55	718
Intangibles through business transfer	(4)	6	–	–	–	2
Branch profit tax	(834)	35	–	–	(67)	(866)
SEZ reinvestment reserve	(830)	(499)	–	–	–	(1,329)
Others	40	38	–	–	–	78
Total deferred income tax assets/(liabilities)	129	(208)	2	2	(12)	(87)

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2022 is as follows:

(In crore)

Particulars	Carrying value as of April 1, 2021	Changes through profit and loss	Changes through OCI	Impact on account of Ind AS 37 adoption	Translation difference	Carrying value as of March 31, 2022
Deferred income tax assets/(liabilities)
Property, plant and equipment	315	(126)	–	–	–	189
Lease liabilities	149	14	–	–	–	163
Trade receivables	194	(25)	–	–	–	169
Compensated absences	437	29	–	–	–	466
Post sales client support	115	3	–	–	–	118
Derivative financial instruments	(54)	27	3	–	–	(24)
Credits related to branch profits	355	308	–	–	13	676
Intangibles through business transfer	(10)	6	–	–	–	(4)
Branch profit tax	(500)	(316)	–	–	(18)	(834)
SEZ reinvestment reserve	(613)	(217)	–	–	–	(830)
Others	56	(3)	(13)	–	–	40
Total deferred income tax assets/(liabilities)	444	(300)	(10)	–	(5)	129

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Deferred income tax assets after set off	779	970
Deferred income tax liabilities after set off	(866)	(841)

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.18	REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company’s core and digital offerings (together called as “software related services”). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing, by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Company’s contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as "unearned revenues").

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Company is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Company uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the year ended March 31, 2023 and March 31, 2022 is as follows:

(In crore)

Particulars	Year ended March 31,
	2023	2022
Revenue from software services	123,755	103,615
Revenue from products and platforms	259	325
Total revenue from operations	124,014	103,940

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by offerings for the year ended March 31, 2023 and March 31, 2022 respectively. The Company believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

(In crore)

Particulars	Year ended March 31,
	2023	2022
Revenue by offerings
Core	46,043	43,410
Digital	77,971	60,530
Total	124,014	103,940

Digital Services

Digital Services comprise of service and solution offerings of the company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Company derives revenues from the sale of products and platforms including Infosys Applied AI which applies next-generation AI and machine learning.

The percentage of revenue from fixed-price contracts for each of the year ended March 31, 2023 and March 31, 2022 is approximately 55% and 53% respectively.

Trade receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company’s Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

During the year ended March 31, 2023 and March 31, 2022 , the company recognized revenue of 4,391 crore and 2,831 crore arising from opening unearned revenue as of April 1, 2022 and April 1, 2021 respectively.

During the year ended March 31, 2023 and March 31, 2022, 5,378 crore and 3,711 crore of unbilled revenue pertaining to other fixed price and fixed time frame contracts as of April 1, 2022 and April 1, 2021, respectively has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Company expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Company has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time-and-material and unit of work-based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2023, other than those meeting the exclusion criteria mentioned above, is 70,680 crore. Out of this, the Company expects to recognize revenue of around 57.7% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2022 is 65,748 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.19	OTHER INCOME, NET

2.19.1	Other income

Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.19.2	Foreign currency

Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Statement of Profit and Loss and reported within exchange gains/(losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognized using the same exchange rate.

profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Government grant

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the year ended March 31, 2023 and March 31, 2022 is as follows:

  (In crore)

Particulars	Year ended March 31,
	2023	2022
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	148	151
Deposit with Bank and others	567	668
Interest income on financial assets carried at fair value through other comprehensive income
Non-convertible debentures, commercial papers, certificates of deposit and government securities	850	580
Income on investments carried at fair value through other comprehensive income	1	1
Income on investments carried at fair value through profit or loss
Gain / (loss) on liquid mutual funds and other investments	142	127
Dividend received from subsidiary(1)	1,463	1,218
Exchange gains/(losses) on foreign currency forward and options contracts	(531)	189
Exchange gains/(losses) on translation of other assets and liabilities	960	105
Miscellaneous income, net	259	185
Total other income	3,859	3,224

(1)	The Company received dividend from its wholly owned subsidiaries. Refer to Note 2.24

2.20	EXPENSES

  (In crore)

Particulars	Year ended March 31,
	2023	2022
Employee benefit expenses
Salaries including bonus	60,194	49,575
Contribution to provident and other funds	1,914	1,417
Share based payments to employees (Refer to note 2.12)	460	372
Staff welfare	196	300
	62,764	51,664
Cost of software packages and others
For own use	1,454	1,062
Third party items bought for service delivery to clients	3,760	1,923
	5,214	2,985
Other expenses
Power and fuel	155	93
Brand and Marketing	756	444
Short-term leases	22	12
Rates and taxes	217	205
Repairs and Maintenance	922	824
Consumables	23	29
Insurance	140	135
Provision for post-sales client support and others	121	77
Commission to non-whole time directors	15	11
Impairment loss recognized / (reversed) under expected credit loss model	183	117
Auditor's remuneration
Statutory audit fees	7	5
Tax matters	–	–
Other services	–	–
Contributions towards Corporate Social Responsibility*	437	397
Others	283	141
	3,281	2,490

*	During the year ended March 31, 2022, in accordance with the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company transferred certain assets to its controlled subsidiary ‘Infosys Green Forum’ a Company created under Section 8 of the Companies Act, 2013.

2.21	EMPLOYEE BENEFITS

Accounting Policy

2.21.1	Gratuity and Pensions

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible Indian employees of Infosys. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Company to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Statement of Profit and Loss.

2.21.2	Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.21.3	Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.21.4	Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

a.	Gratuity and Pension

The following table sets out the details of the defined benefit retirement plans and the amounts recognised in the standalone financial statements as at March 31, 2023 and March 31, 2022:

(In crore)

Particulars	Gratuity		Pension
	As at March 31,		As at March 31,
	2023	2022	2023	2022
Change in benefit obligations
Benefit obligations at the beginning	1,467	1,382	610	541
Service cost	249	193	23	24
Interest expense	88	77	3	2
Past service cost - plan amendments	1	–	–	14
Transfer	3	3	–	–
Remeasurements - Actuarial (gains)/ losses	(65)	69	(76)	2
Employee contribution	–	–	18	20
Benefits paid	(233)	(257)	(45)	(19)
Translation difference	14	–	58	26
Benefit obligations at the end	1,524	1,467	591	610
Change in plan assets
Fair value of plan assets at the beginning	1,477	1,391	534	434
Interest income	91	84	2	1
Transfer	4	3	–	–
Remeasurements- Return on plan assets excluding amounts included in interest income	20	21	(46)	52
Employee contribution	–	–	18	20
Employer contribution	155	235	22	23
Benefits paid	(231)	(257)	(45)	(19)
Translation difference	–	–	52	23
Fair value of plan assets at the end	1,516	1,477	537	534
Funded status	(8)	10	(54)	(76)
Defined benefit plan asset	9	10	–	–
Defined benefit plan liability	(17)	–	(54)	(76)

The amount for the year ended March 31, 2023 and March 31, 2022 recognized in the Statement of Profit and Loss under employee benefit expense are as follows:

(In crore)

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Service cost	249	193	23	24
Net interest on the net defined benefit liability/asset	(3)	(7)	1	1
Plan amendments	1	–	–	14
Net cost	247	186	24	39

The amount for the year ended March 31, 2023 and March 31, 2022 recognized in the statement of other comprehensive income are as follows:

(In crore)

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	(65)	69	(76)	2
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(20)	(21)	46	(52)
	(85)	48	(30)	(50)

(In crore)

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2023	2022	2023	2022
(Gain)/loss from change in demographic assumptions	–	–	–	(1)
(Gain)/loss from change in financial assumptions	(54)	(33)	(82)	(7)
(Gain) / loss from change in experience assumptions	(11)	102	6	10
	(65)	69	(76)	2

The weighted-average assumptions used to determine benefit obligations as at March 31, 2023 and March 31, 2022 are set out below:

Particulars	Gratuity		Pension
	As at March 31,		As at March 31,
	2023	2022	2023	2022
Discount Rate (1)	7.1%	6.5%	1.8%- 3.4%	0.4%- 1.25%
Weighted average rate of increase in compensation levels (2)	6%	6%	1%-3%	1%-3%
Weighted average duration of defined benefit obligation (3)	5.9 years	5.9 years	12 years	9 years

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2023 and March 31, 2022 are set out below:

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Discount rate	6.5%	6.1%	0.4%- 1.25%	0.1%- 0.85%
Weighted average rate of increase in compensation levels	6%	6%	1%-3%	1%-3%

(1)	For domestic defined benefit plan in India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. For most of our overseas defined benefit plan, given that the market for high quality corporate bonds is not developed, the Government bond rate adjusted for corporate spreads is used.

(2)	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends, inflation in respective markets and management’s estimate of future salary increases.

(3)	Attrition rate considered is the management’s estimate based on the past long-term trend of employee turnover in the Company. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of post-employment benefit obligation.

For domestic defined benefit plan in India, assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India. For overseas defined benefit plan, the assumptions regarding future mortality experience are set with regard to the latest statistics in life expectancy, plan experience and other relevant data.

The Company assesses all the above assumptions with its projected long-term plans of growth and prevalent industry standards.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investment are well diversified and also provide for guaranteed interest rates arrangements.

Actual return on assets (including remeasurement) of the gratuity plan for the year ended March 31, 2023 and March 31, 2022 were 111 crore and 105 crore, respectively and for the pension plan were (44) crore and 53 crore, respectively.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The table below sets out the details of major plan assets into various categories as at March 31, 2023 and March 31, 2022:

Particulars	As at March 31,
	2023	2022
Equity	34%	34%
Bonds	32%	32%
Real Estate/Property	26%	26%
Cash and Cash Equivalents	1%	1%
Other	7%	7%

These defined benefit plans expose the Company to actuarial risk which are set out below:

Interest rate risk: The present value of the defined benefit plan liability is generally calculated using a discount rate determined by reference to government bond yields and in certain overseas jurisdictions, it is calculated in reference to government bond yield adjusted for a corporate spread. If bond yields fall, the defined benefit obligation will tend to increase.

Life expectancy and investment risk: The pension fund offers the choice between a lifelong pension and a cash lump sum upon retirement. The pension fund has defined rates for converting the lump sum to a pension and there is the risk that the members live longer than implied by these conversion rates and that the pension assets don’t achieve the investment return implied by these conversion rates.

Asset volatility: A proportion of the pension fund is held in equities, which is expected to outperform corporate bonds in the long term but give exposure to volatility and risk in the short term. The pension fund board of insurer is responsible for the investment strategy and equity allocation is justified given the long-term investment horizon of the pension fund and the objective to provide a reasonable long term return on members’ account balances.

The sensitivity of significant assumptions used for valuation of defined benefit obligation is as follows :

(in crore)

Impact from	As at March 31, 2023
	Gratuity	Pension
	1% point increase / decrease	0.5% point increase / decrease
Discount Rate	84	24
Weighted average rate of increase in compensation level	76	3

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Company expects to contribute 195 crore to gratuity and 25 crore to pension during the fiscal 2024.

Maturity profile of defined benefit obligation:

(In crore)

Particulars	Gratuity	Pension
Within 1 year	211	36
1-2 year	222	35
2-3 year	229	40
3-4 year	265	39
4-5 year	346	42
5-10 years	1,807	203

b.	Superannuation

The Company contributed 468 crore and 342 crore to the Superannuation trust during the year ended March 31, 2023 and March 31, 2022 respectively and the same has been recognized in the Statement of Profit and Loss account under the head employee benefit expense.

c.	Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India.

The following tables set out the funded status of the defined benefit provident fund plan of Infosys limited and the amounts recognized in the Company's financial statements as at March 31, 2023 and March 31, 2022:

(In crore)

Particulars	As at March 31,
	2023	2022
Change in benefit obligations
Benefit obligations at the beginning	9,304	8,287
Service cost	814	656
Employee contribution	1,689	1,153
Interest expense	625	516
Actuarial (gains) / loss	(82)	118
Benefits paid	(1,823)	(1,426)
Benefit obligations at the end	10,527	9,304
Change in plan assets
Fair value of plan assets at the beginning	9,058	8,140
Interest income	609	507
Remeasurements- Return on plan assets excluding amounts included in interest income	(186)	18
Employer contribution	837	666
Employee contribution	1,689	1,153
Benefits paid	(1,823)	(1,426)
Fair value of plan assets at the end	10,184	9,058
Net liability	(343)	(246)

Amount for the year ended March 31, 2023 and March 31, 2022 recognized in the statement of other comprehensive income:

(In crore)

Particulars	Year ended March 31,
	2023	2022
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	(82)	118
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	186	(18)
	104	100

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows:

Particulars	As at March 31,
	2023	2022
Government of India (GOI) bond yield (1)	7.10%	6.50%
Expected rate of return on plan assets	8.15%	7.70%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.15%	8.10%

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2023 and March 31, 2022 is as follows:

Particulars	As at March 31,
	2023	2022
Central and State government bonds	60%	57%
Public sector undertakings and Private sector bonds	33%	37%
Others	7%	6%

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

The actuarial valuation of PF liability exposes the Company to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As at March 31, 2023 the defined benefit obligation would be affected by approximately 48 crore and 97 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Company contributed 1,053 crore and 768 crore to the provident fund during the year ended March 31, 2023 and March 31, 2022, respectively. The same has been recognized in the net profit in the statement of profit and loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

Employee benefits cost include:

(In crore)

Particulars	Year ended March 31,
	2023	2022
Salaries and bonus(1)	60,973	50,338
Defined contribution plans	468	342
Defined benefit plans	1,323	984
	62,764	51,664

(1)	Includes employee stock compensation expense of 460 crore and 372 crore for the year ended March 31, 2023 and March 31, 2022, respectively (Refer to note 2.12).

2.22	RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER EQUITY SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Year ended March 31,
	2023	2022
Basic earnings per equity share - weighted average number of equity shares outstanding	4,19,38,13,881	4,22,43,39,562
Effect of dilutive common equivalent shares - share options outstanding	44,20,497	52,06,766
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,19,82,34,378	4,22,95,46,328

For the years ended March 31, 2023 and March 31, 2022, there were 271 and Nil options to purchase equity shares which had an anti-dilutive effect.

2.23	CONTINGENT LIABILITIES AND COMMITMENTS

Accounting Policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

   (In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Contingent liabilities:
Claims against the Company, not acknowledged as debts(1)	4,316	4,245
[Amount paid to statutory authorities 6,115 crore (5,617 crore)]
Commitments:
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	824	1,092
(net of advances and deposits)(2)
Other Commitments*	8	11

*	Uncalled capital pertaining to investments

(1)	As at March 31, 2023 and March 31, 2022, claims against the Company not acknowledged as debts in respect of income tax matters amounted to 3,953 crore and 3,898 crore, respectively.

The claims against the Company primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Income Tax Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to 6,105 crore and 5,607 crore as at March 31, 2023 and March 31, 2022, respectively.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company’s results of operations or financial condition.

2.24	RELATED PARTY TRANSACTIONS

List of related parties

		Holdings as at
Name of subsidiaries	Country	March 31, 2023	March 31, 2022
Infosys Technologies (China) Co. Limited (Infosys China)(1)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)(1)	Mexico	100%	100%
Infosys Technologies (Sweden) AB (Infosys Sweden)(1)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)(1)	China	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)(1)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)(1)	India	100%	100%
Infosys Austria GmbH(1)	Austria	100%	100%
Skava Systems Private Limited (Skava Systems)(1)(26)	India	100%	100%
Infosys Chile SpA(1)	Chile	100%	100%
Infosys Arabia Limited(2)(26)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(1)	Brazil	100%	100%
Infosys Luxembourg S.a.r.l(1)	Luxembourg	100%	100%
Infosys Americas Inc. (Infosys Americas)(1)(26)	U.S.	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)(1)	U.S.	100%	100%
Infosys Canada Public Services Inc(19)(35)	Canada	–	–
Infosys BPM Limited(1)(43)	India	100%	100%
Infosys (Czech Republic) Limited s.r.o.(3)	Czech Republic	100%	100%
Infosys Poland Sp z.o.o(3)	Poland	100%	100%
Infosys McCamish Systems LLC(3)	U.S.	100%	100%
Portland Group Pty Ltd(3)	Australia	100%	100%
Infosys BPO Americas LLC.(3)	U.S.	100%	100%
Infosys Consulting Holding AG (Infosys Lodestone)(1)	Switzerland	100%	100%
Infosys Management Consulting Pty Limited(4)	Australia	100%	100%
Infosys Consulting AG(4)	Switzerland	100%	100%
Infosys Consulting GmbH(4)	Germany	100%	100%
Infosys Consulting S.R.L.(1)	Romania	100%	100%
Infosys Consulting SAS(4)	France	100%	100%
Infosys Consulting s.r.o. v likvidaci (formerly Infosys Consulting s.r.o.)(4)(34)	Czech Republic	–	–
Infosys Consulting (Shanghai) Co., Ltd.(4)(30)	China	–	–
Infy Consulting Company Ltd(4)	U.K.	100%	100%
Infy Consulting B.V.(4)	The Netherlands	100%	100%
Infosys Consulting S.R.L.(45)	Argentina	100%	100%
Infosys Consulting (Belgium) NV(4)	Belgium	100%	99.90%
Panaya Inc. (Panaya)(1)	U.S.	100%	100%
Panaya Ltd.(6)	Israel	100%	100%
Infosys Financial Services GmbH. (formerly Panaya GmbH)(54)	Germany	100%	100%
Brilliant Basics Holdings Limited (Brilliant Basics)(1)(26)	U.K.	100%	100%
Brilliant Basics Limited(7)(26)	U.K.	100%	100%
Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)(1)	Singapore	100%	100%
Infosys Middle East FZ LLC(8)	Dubai	100%	100%
Fluido Oy(8)	Finland	100%	100%
Fluido Sweden AB (Extero)(11)	Sweden	100%	100%
Fluido Norway A/S(11)	Norway	100%	100%
Fluido Denmark A/S(11)	Denmark	100%	100%
Fluido Slovakia s.r.o(11)	Slovakia	100%	100%
Infosys Compaz Pte. Ltd(9)	Singapore	60%	60%
Infosys South Africa (Pty) Ltd(8)	South Africa	100%	100%
WongDoody Holding Company Inc. (WongDoody)(1)(36)	U.S.	–	–
WDW Communications, Inc(10)(37)	U.S.	–	–
WongDoody, Inc(10)(38)	U.S.	100%	100%
HIPUS Co., Ltd(9)	Japan	81%	81%
Stater N.V.(9)	The Netherlands	75%	75%
Stater Nederland B.V.(12)	The Netherlands	75%	75%
Stater XXL B.V.(12)	The Netherlands	75%	75%
HypoCasso B.V.(12)	The Netherlands	75%	75%
Stater Participations B.V.(12)	The Netherlands	75%	75%
Stater Belgium N.V./S.A.(13)	Belgium	75%	75%
Stater Gmbh(12)(28)	Germany	75%	75%
Outbox systems Inc. dba Simplus (US)(15)	U.S.	100%	100%
Simplus North America Inc.(16)(27)	Canada	–	–
Simplus ANZ Pty Ltd.(16)	Australia	100%	100%
Simplus Australia Pty Ltd(17)	Australia	100%	100%
Sqware Peg Digital Pty Ltd(18)(31)	Australia	–	–
Simplus Philippines, Inc.(16)	Philippines	100%	100%
Simplus Europe, Ltd.(16)(29)	U.K.	–	–
Infosys Fluido UK, Ltd. (formerly Simplus U.K., Ltd)(11)	U.K.	100%	100%
Infosys Fluido Ireland, Ltd.(formerly Simplus Ireland, Ltd)(20)	Ireland	100%	100%
Infosys Limited Bulgaria EOOD(1)	Bulgaria	100%	100%
Kaleidoscope Animations, Inc.(15)	U.S.	100%	100%
Kaleidoscope Prototyping LLC(22)	U.S.	100%	100%
GuideVision s.r.o.(14)	Czech Republic	100%	100%
GuideVision Deutschland GmbH(21)	Germany	100%	100%
GuideVision Suomi Oy(21)	Finland	100%	100%
GuideVision Magyarország Kft(21)	Hungary	100%	100%
GuideVision Polska Sp. z.o.o(21)	Poland	100%	100%
GuideVision UK Ltd(21)(26)	U.K.	100%	100%
Blue Acorn iCi Inc (formerly Beringer Commerce Inc)(15)	U.S.	100%	100%
Beringer Capital Digital Group Inc(15)(41)	U.S.	–	–
Mediotype LLC(23)(41)	U.S.	–	–
Beringer Commerce Holdings LLC(23)(41)	U.S.	–	–
SureSource LLC(24)(39)	U.S.	–	–
Blue Acorn LLC(24)(39)	U.S.	–	–
Simply Commerce LLC(24)(39)	U.S.	–	–
iCiDIGITAL LLC(25)(40)	U.S.	–	–
Infosys BPM UK Limited(3)	U.K.	100%	–
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi(1)	Turkey	100%	100%
Infosys Germany Holding Gmbh(1)	Germany	100%	100%
Infosys Automotive and Mobility GmbH & Co. KG(1)	Germany	100%	100%
Infosys Green Forum(1)(32)	India	100%	100%
Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)(33)	Malaysia	100%	100%
Infosys Business Solutions LLC(1)(42)	Qatar	100%	–
Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”))(44)	Germany	100%	–
oddity GmbH (46)	Germany	100%	–
oddity (Shanghai) Co., Ltd. (47)	China	100%	–
oddity Limited (Taipei) (47)	Taiwan	100%	–
oddity space GmbH (46)	Germany	100%	–
oddity jungle GmbH (46)	Germany	100%	–
oddity code GmbH (46)	Germany	100%	–
oddity code d.o.o (48)	Serbia	100%	–
oddity waves GmbH (46)	Germany	100%	–
oddity group services GmbH (46)	Germany	100%	–
Infosys Public Services Canada Inc. (19)(5)	Canada	100%	–
BASE life science AG (50)	Switzerland	100%	–
BASE life science GmbH (50)	Germany	100%	–
BASE life science A/S (49)	Denmark	100%	–
BASE life science S.A.S (50)	France	100%	–
BASE life science Ltd. (50)	U.K.	100%	–
BASE life science S.r.l. (50)	Italy	100%	–
Innovisor Inc.(50)	U.S.	100%	–
BASE life science Inc.(50)	U.S.	100%	–
BASE life science S.L.(50)(51)	Spain	100%	–
Panaya Germany GmbH (6)(52)	Germany	100%	–
Infosys Norway (8)(53)	Norway	100%	–

(1)	Wholly-owned subsidiary of Infosys Limited
(2)	Majority owned and controlled subsidiary of Infosys Limited
(3)	Wholly-owned subsidiary of Infosys BPM Limited
(4)	Wholly-owned subsidiary of Infosys Consulting Holding AG
(5)	Incorporated on July 8, 2022
(6)	Wholly-owned subsidiary of Panaya Inc.
(7)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(8)	Wholly-owned subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)
(9)	Majority owned and controlled subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)
(10)	Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody)
(11)	Wholly-owned subsidiary of Fluido Oy
(12)	Wholly-owned subsidiary of Stater N.V
(13)	Majority owned and controlled subsidiary of Stater Participations B.V.
(14)	Wholly-owned subsidiary of Infy Consulting Company Limited
(15)	Wholly-owned subsidiary of Infosys Nova Holdings LLC
(16)	Wholly-owned subsidiary of Outbox Systems Inc.
(17)	Wholly-owned subsidiary of Simplus ANZ Pty Ltd
(18)	Wholly-owned subsidiary of Simplus Australia Pty Ltd
(19)	Wholly-owned subsidiary of Infosys Public Services, Inc.
(20)	Wholly-owned subsidiary of Infosys Fluido UK, Ltd. (formerly Simplus U.K., Ltd)
(21)	Wholly-owned subsidiary of GuideVision s.r.o.
(22)	Wholly-owned subsidiary of Kaleidoscope Animations, Inc.
(23)	Wholly-owned subsidiary of Blue Acorn iCi Inc
(24)	Wholly-owned subsidiary of Beringer Commerce Holdings LLC
(25)	Wholly-owned subsidiary of Beringer Capital Digital Group Inc.
(26)	Under liquidation
(27)	Liquidated effective April 27,2021
(28)	Incorporated on August 4, 2021
(29)	Liquidated effective July 20, 2021
(30)	Liquidated effective September 1, 2021
(31)	Liquidated effective September 2, 2021
(32)	Incorporated on August 31, 2021
(33)	On December 14, 2021, Infosys Singapore Pte. Ltd (formerly Infosys Consulting Pte. Ltd.), a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)
(34)	Liquidated effective December 16, 2021
(35)	Liquidated effective November 23, 2021
(36)	Wholly-owned subsidiary of Infosys Limited, merged with WongDoody Inc, effective December 31, 2021
(37)	Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody), merged with WongDoody Inc, effective December 31, 2021
(38)	Wholly-owned subsidiary of Infosys Limited, effective December 31, 2021
(39)	Merged with Beringer Commerce Holdings LLC, effective January 1, 2022
(40)	Merged with Beringer Capital Digital Group Inc, effective January 1, 2022
(41)	Merged with Blue Acorn iCi Inc, effective January 1, 2022
(42)	Incorporated on February 20, 2022
(43)	On March 17, 2022, Infosys Limited acquired non-controlling interest of 0.01% of the voting interests in Infosys BPM Limited.
(44)	On March 22, 2022, Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.), a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”) ).
(45)	Infosys Consulting S.R.L. (Argentina) (formerly a Wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022
(46)	On April 20, 2022, Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”)) (a wholly owned subsidiary of Infosys Singapore Pte. Ltd (formerly Infosys Consulting Pte. Ltd.)) acquired 100% of voting interests in oddity space GmbH, oddity jungle GmbH, oddity waves GmbH, oddity group services GmbH, oddity code GmbH and oddity GmbH.
(47)	Wholly-owned subsidiary of oddity GmbH
(48)	Wholly-owned subsidiary of oddity code GmbH.
(49)	On September 1, 2022, Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.) (a Wholly-owned subsidiary of Infosys Limited) acquired 100% of voting interests in BASE life science A/S.
(50)	Wholly-owned subsidiary of BASE life science A/S
(51)	Incorporated on September 6, 2022
(52)	Incorporated effective December 15, 2022
(53)	Incorporated effective February 7, 2023.
(54)	Infosys Financial Services GmbH. (formerly Panaya GmbH) became a wholly-owned subsidiary of Infosys Singapore Pte. Ltd (formerly Infosys Consulting Pte. Ltd.) with effect from February 23, 2023.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust	India	Controlled trust
Infosys Foundation*	India	Trust jointly controlled by KMP

*	Effective January 1, 2022

Refer to note 2.21 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole-time directors

Salil Parekh , Chief Executive Officer and Managing Director

U.B. Pravin Rao (retired as a Chief Operating Officer and Whole-time director effective December 12, 2021)

Non-whole-time directors

Nandan M. Nilekani

D. Sundaram (appointed as lead independent director effective March 23, 2023)

Kiran Mazumdar-Shaw (retired as lead independent director effective March 22, 2023)

Micheal Gibbs

Uri Levine

Bobby Parikh

Chitra Nayak

Govind Iyer (appointed as an independent director effective January 12, 2023)

Executive Officers

Nilanjan Roy, Chief Financial Officer

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Shaji Mathew (appointed as Group Head - Human Resources effective March 22, 2023)

Krishnamurthy Shankar (retired as Group Head - Human Resources effective March 21, 2023)

Mohit Joshi (resigned as President effective March 11, 2023 and will be on leave till his last date with the company which will be June 9, 2023)

Ravi Kumar S (resigned as President effective October 11, 2022)

Company Secretary

A. G. S. Manikantha

The details of amounts due to or due from related parties as at March 31, 2023 and March 31, 2022 are as follows:

(In crore)

Particulars		As at
		March 31, 2023	March 31, 2022
Trade receivables
	BASE life science A/S	1	–
	Infosys China	1	6
	Infosys Mexico	2	1
	Infosys BPM Limited	10	7
	Infosys BPO Americas LLC	–	12
	Infy Consulting Company Limited	11	3
	Infosys Public Services	90	95
	Infosys Shanghai	–	1
	Infosys Sweden	6	16
	Fluido Oy	1	1
	Simplus Australia Pty Ltd	1	–
	Infosys McCamish Systems LLC	66	76
	Panaya Ltd	2	1
	Infosys Compaz Pte Ltd	61	8
	Stater Nederland B.V.	7	–
	Outbox systems Inc. dba Simplus (US)	1	–
	Infosys Luxembourg S.a.r.l	47	28
	Infosys Chile SPA	1	2
	Infosys South Africa (Pty) Ltd	5	–
	Infosys Automotive and Mobility GmbH & Co. KG	283	–
	Infosys Middle East FZ LLC	15	11
		611	268
Loans
	Infosys Turkey Bilgi Teknoloji (1)	43	–
		43	–
Prepaid expense and other assets
	Panaya Ltd	193	203
	GuideVision, s.r.o.	1	1
	Infosys Green Forum	4	–
		198	204
Other financial assets
	Infosys BPM Limited	13	7
	Infosys Consulting GmbH	3	3
	Infosys China	20	12
	Infosys Shanghai	4	3
	Infy Consulting Company Limited	12	7
	Infosys Management Consulting Pty Ltd	1	1
	Infosys Consulting AG	3	2
	Infosys Consulting Ltda	1	1
	Infy Consulting B.V.	2	2
	Brilliant Basics Limited	–	–
	Fluido Oy	1	–
	Panaya Ltd	1	1
	Infosys McCamish Systems LLC	32	6
	Infosys Singapore Pte. Ltd	1	1
	Infosys Automotive and Mobility GmbH & Co. KG	925	156
	Infosys Poland Sp. Z.o.o	3	2
	Fluido Denmark A/S	1	1
	Infosys Consulting S.R.L. (Romania)	1	1
	Infosys Green Forum	–	2
	Infosys Consulting (Belgium) NV	3	3
	WongDoody, Inc	3	3
	Infosys Public Services	6	4
	Simplus Philippines, Inc.	1	1
	Outbox systems Inc. dba Simplus (US)	1	–
	Infosys Luxembourg S.a.r.l	2	1
	Infosys Business Solutions LLC	1	–
	Infosys Compaz PTE Ltd	1	–
	Kaleidoscope Animations, Inc.	1	–
	Portland Group Pty Ltd	1	–
	GuideVision, s.r.o.	1	–
	Infosys (Czech Republic) Limited s.r.o.	1	–
	Infosys Sweden	1	–
	Infosys Middle East FZ LLC	1	–
	HIPUS Co., Ltd	1	–
	Edgeverve	2	–
		1,051	220
Unbilled revenues
	EdgeVerve	107	64
	Infosys Consulting Ltda	4	4
	Blue Acorn iCi Inc	–	1
	Portland Group Pty Ltd	2	2
	Infosys Automotive and Mobility GmbH & Co. KG	0	201
	Infosys Austria GmbH	2	2
	Infosys (Czech Republic) Limited s.r.o.	–	2
	Infy Consulting Company Limited	5	4
	Infosys Consulting S.R.L.(Romania)	2	1
	Infosys Sweden	1	1
	Infosys China	10	9
	Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	3	2
	Infosys Singapore Pte Limited	6	5
	Infosys McCamish Systems LLC	137	115
	Infosys Mexico	3	2
	Infosys Poland sp. z o o	2	–
	Stater Nederland B.V.	6	4
		290	419
Trade payables
	Infosys China	15	28
	Infosys BPM Limited	136	152
	Infosys (Czech Republic) Limited s.r.o.	26	18
	Infosys Mexico	24	16
	Infosys Sweden	57	69
	Infosys Shanghai	13	23
	Infosys Management Consulting Pty Ltd	19	14
	Infosys Singapore Pte. Ltd.	15	7
	Infy Consulting Company Limited	149	118
	Global Enterprise International (Malaysia) Sdn. Bhd.	5	–
	Panaya Ltd	14	13
	Infosys Public Services	1	1
	Portland Group Pty Ltd	28	1
	Infosys Chile SpA	4	8
	Infosys Compaz Pte Ltd	2	3
	Infosys Middle East FZ LLC	2	4
	Infosys Poland Sp. Z.o.o	24	14
	Infosys Consulting S.R.L. (Romania)	19	17
	Fluido Oy	6	12
	oddity jungle GmbH	1	–
	Fluido Sweden AB	6	14
	Edgeverve	1	6
	WongDoody, Inc	3	2
	Fluido Denmark A/S	2	7
	Infosys Fluido UK Ltd	3	3
	Infosys Automotive and Mobility GmbH & Co. KG	61	57
	Infosys Limited Bulgaria EOOD	4	1
	oddity Limited(Taipei)	1	–
	Infosys Consulting Ltda	11	5
	BASE life science A/S	1	–
		653	613
Other financial liabilities
	Infosys BPM Limited	31	33
	Infosys Consulting AG	1	–
	Infosys Mexico	1	1
	Infosys China	6	4
	Infosys Shanghai	3	2
	GuideVision Suomi Oy	1	–
	Outbox systems Inc. dba Simplus (US)	33	17
	GuideVision, s.r.o.	8	5
	Simplus Australia Pty Ltd	7	5
	Simplus Philippines, Inc.	3	3
	GuideVision Polska SP. Z O.O.	1	1
	Kaleidoscope Animations, Inc.	6	3
	WongDoody, Inc	82	53
	Infosys Public Services	10	5
	GuideVision Magyarország Kft.	1	1
	Infosys Austria GmbH	–	1
	Infosys Singapore Pte Limited	1	1
	Infosys Consulting GmbH	–	1
	Infosys Automotive and Mobility GmbH & Co. KG	155	105
	Infosys McCamish Systems LLC	–	16
	Infosys Green Forum	6	6
	Infosys Consulting (Belgium) NV	4	3
	Blue Acorn iCi Inc	46	48
	GuideVision Deutschland GmbH	1	1
	Infosys Poland Sp. Z.o.o	–	1
	Infosys Middle East FZ LLC	1	–
	Infosys Luxembourg S.a.r.l	8	–
	Infosys (Czech Republic) Limited s.r.o.	6	–
		422	316
Accrued expenses
	Infosys BPM Limited	30	7
		30	7

(1)	Interest at the rate of 7.45% per annum repayable on demand

(In crore)

Particulars	Maximum amount outstanding during the
	Year ended March 31,
	2023	2022
Infosys China	–	21
Infosys Shanghai	–	76
Infosys Singapore Pte Ltd.	397	–
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	43	–

The details of the related parties transactions entered into by the Company for the year ended March 31, 2023 and March 31, 2022 are as follows:

  (In crore)

Particulars		Year ended March 31,
		2023	2022
Capital transactions:
Financing transactions
Equity
	Infosys Business Solutions LLC	8	–
	Infosys Consulting S.R.L (Argentina)	2	–
	Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	7	–
	Infosys Green Forum	–	1
	Infosys Automotive and Mobility GmbH & Co. KG	–	15
	Infosys Shanghai	–	110
	Infosys BPM Limited	–	2
		17	128
Preference share
	Infosys Singapore Pte Ltd.(1)	1513	–
		1513	0
Debentures (net of repayment)
	Edgeverve	–	(536)
		–	(536)

Loans given
	Infosys Singapore Pte Ltd.	389	–
	Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	38	–
		427	–
Loans repaid
	Infosys Shanghai	–	73
	Infosys Singapore Pte Ltd.	393	–
		393	73

Revenue transactions:
Purchase of services
	Infosys China	183	125
	Infosys Management Consulting Pty Ltd	211	187
	Infy Consulting Company Limited	1,608	1,251
	Infosys Singapore Pte. Ltd.	161	73
	Portland Group Pty Ltd	92	21
	Infosys (Czech Republic) Limited s.r.o.	294	165
	Infosys BPM Limited	2,101	2,001
	Infosys Sweden	56	49
	Infosys Shanghai	149	116
	Infosys Mexico	239	149
	Infosys Public Services	6	11
	Panaya Ltd	144	140
	Infosys Poland Sp. Z.o.o	209	124
	Infosys Consulting S.R.L. (Romania)	244	234
	Infosys Compaz Pte Ltd	25	20
	Infosys Consulting Ltda	116	60
	BASE life science A/S	2	–
	Kaleidoscope Animations, Inc.	50	16
	Brilliant Basics Limited	–	30
	Infosys Chile SpA	34	17
	Infosys Middle East FZ LLC	51	51
	Fluido Oy	69	42
	Fluido Sweden AB	58	52
	Fluido Denmark A/S	25	15
	Infosys McCamish Systems LLC	10	3
	GuideVision, s.r.o.	67	28
	GuideVision Polska SP. Z O.O.	8	6
	HIPUS Co., Ltd	–	2
	Simplus Australia Pty Ltd	67	28
	Simplus Philippines, Inc.	26	11
	Outbox systems Inc. dba Simplus (US)	272	177
	Infosys Fluido UK Ltd	39	17
	WDW Communications, Inc.	–	24
	iCiDIGITAL LLC	–	52
	Blue Acorn LLC	–	19
	Blue Acorn iCi Inc	384	47
	Mediotype LLC	–	2
	Infosys Automotive and Mobility GmbH & Co. KG	–	57
	GuideVision Deutschland GmbH	3	1
	GuideVision Suomi Oy	7	3
	GuideVision Magyarország Kft.	13	5
	Infosys Austria GmbH	–	1
	Infosys Limited Bulgaria EOOD	37	5
	WongDoody, Inc	759	265
	Infosys Luxembourg S.a.r.l	8	–
	Global Enterprise International (Malaysia) Sdn. Bhd.	19	–
	oddity space GmbH	4	–
	oddity code d.o.o	1	–
	oddity jungle GmbH	1	–
	oddity Limited(Taipei)	1	–
	Fluido Norway A/S	1	–
	Infosys Consulting S.R.L. (Argentina)	1	–
	EdgeVerve	20	15
		7,875	5,717
Purchase of shared services including facilities and personnel
	Brilliant Basics Limited	–	1
	Infosys BPM Limited	36	3
	WongDoody, Inc	63	24
	Infosys Green Forum	36	4
	Infosys China	1	–
	Infosys (Czech Republic) Limited s.r.o.	6	–
	Infosys Mexico	4	7
	Outbox systems Inc. dba Simplus (US)	2	–
	Infosys Consulting AG	3	–
	Infosys Automotive and Mobility GmbH & Co.KG	8	–
	WDW Communications, Inc.	–	23
		159	62

Interest income
	Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	2	–
	Infosys Shanghai	–	1
	Infosys Singapore Pte. Ltd.	3	–
	EdgeVerve	–	2
		5	3

Guarantee income
	Infosys Singapore Pte. Ltd.	1	1
		1	1

Dividend income
	Brilliant Basics Holdings Ltd	–	68
	Edgeverve	276
	Infosys BPM Limited	1,187	1,150
		1,463	1,218
Sale of services
	Infosys China	24	33
	Infosys Mexico	22	21
	Infosys Austria GmbH	–	2
	Infy Consulting Company Limited	53	28
	Infosys BPO Americas LLC	–	18
	Infosys BPM Limited	113	95
	Fluido Oy	–	1
	Infosys Luxembourg S.a.r.l	140	89
	Infosys Middle East FZ LLC	26	24
	Infosys McCamish Systems LLC	458	493
	Infosys Sweden	70	61
	Infosys Shanghai	4	4
	EdgeVerve	822	596
	Infosys Public Services	778	615
	Outbox System,Inc. dba Simplus	1	2
	Infosys Compaz Pte Ltd	141	81
	Infosys Consulting Ltda	3	6
	Simplus Australia Pty Ltd	4	–
	Infosys Chile SpA	8	2
	Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	–	2
	Blue Acorn LLC	–	1
	Infosys (Czech Republic) Limited s.r.o.	–	2
	Infosys Automotive and Mobility GmbH & Co. KG	70	201
	Blue Acorn iCi Inc	3	1
	Mediotype LLC	–	1
	Portland Group Pty Ltd	1	3
	Infosys Consulting S.R.L.(Romania)	1	1
	ICI DIGITAL LLC	–	1
	Infosys Singapore Pte. Ltd.	–	5
	BASE life science A/S	1	–
	Infosys Poland Sp. Z.o.o	2	–
	Infosys Business Solutions LLC	1	–
	Infosys South Africa (Pty) Ltd	5	–
	Stater Nederland B.V.	45	47
		2,796	2,436
Sale of shared services including facilities and personnel
	EdgeVerve	28	100
	Panaya Ltd	7	3
	Infy Consulting Company Limited	12	–
	Infosys Public Services, Inc.	3	–
	Infosys McCamish System LLC	25	–
	Infosys China	7	–
	Infosys Luxembourg S.a.r.l	4	3
	Infosys Shanghai	1	–
	Portland Group Pty. Limited	1	–
	Infosys Poland Sp. z.o.o.	1	–
	WongDoody, Inc.	2	–
	Fluido Oy	1	–
	Outbox systems Inc. dba Simplus (US)	2	–
	Infosys BPO Americas LLC	1	–
	Infosys Consulting AG	1	–
	Infy Consulting B.V.	2	–
	Infosys Consulting SAS	1	–
	Infosys Consulting GmbH	1	–
	HIPUS Co. Limited	1	–
	Kaleidoscope Animations, Inc	1	–
	Blue Acorn iCi Inc.	1	–
	Infosys Automotive and Mobility GmbH & Co.KG(3)	778	–
	Infosys Business Solutions LLC	1	–
	Infosys Green Forum	6	1
	Infosys BPM Limited (2)	88	24
	Brilliant Basics Limited	–	–
		976	131
Any other transaction
	Infosys Foundation	321	–
		321	–

(1)	Includes loan conversion by way of issuing redeemable preference shares
(2)	Includes sale of fixed assets of 2 crore
(3)	Includes amounts netted off against respective expenses

Refer to Note 2.5.1 for business transfer with wholly owned subsidiaries

The Company’s related party transactions during the year ended March 31, 2023 and March 31, 2022 and outstanding balances as at March 31, 2023 and March 31, 2022 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Transactions with key management personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Year ended March 31,
	2023	2022
Salaries and other short term employee benefits to whole-time directors and executive officers(1)(2)	111	134
Commission and other benefits to non-executive / independent directors	16	11
Total	127	145

(1)	Total employee stock compensation expense for the year ended March 31, 2023 and March 31, 2022, includes a charge of 49 crore and 65 crore respectively, towards key managerial personnel.(Refer to note 2.12) Stock compensation expense for the year ended March 31, 2023 includes reversal of expense on account of resignation/retirement of key management personnel.
(2)	Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

Others

Details of date and amount of fund invested in intermediary during the year ending March 31, 2023 is as follows:

(In crore)

Name of the intermediary	Registered address of the intermediary	Relationship with the intermediary	Date of investment	Amount of investment* (in crore)
Infosys Singapore Pte, Ltd	9 Temasek Boulevard # 43-01 Suntec Tower Two Singapore (038989)	Wholly-owned Subsidiary	August 24, 2022	685
			December 13, 2022	330

*	During the year ended March 31, 2023, the Company has invested in redeemable preference share in Infosys Singapore Pte, Ltd
-	for funding the Base life science A/S acquisition.
-	to provide loan to Infosys Automotive and Mobility GmbH & Co. KG.

Details of date and amount of fund further invested by intermediary to ultimate beneficiaries during the year ending March 31, 2023 is as follows:

(In crore)

Name of the Ultimate beneficiaries	Registered address of the Ultimate beneficiaries	Relationship with the Ultimate beneficiaries	Date of investment	Amount of investment (in crore)
BASE life science A/S	Lyngbyvej 2, 2100 Copenhagen, Denmark	Step down Subsidiary	September 1, 2022	685
Infosys Automotive and Mobility GmbH & Co. KG	Schelmenwasenstraße 39, 70567 Stuttgart.	Wholly-owned Subsidiary	December 15, 2022	330

2.25	CORPORATE SOCIAL RESPONSIBILITY (CSR)

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are promoting education, promoting gender equality by empowering women, healthcare, environment sustainability, art and culture, destitute care and rehabilitation, disaster relief, COVID-19 relief and rural development projects. A CSR committee has been formed by the company as per the Act. The funds were primarily utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013:

(In crore)

Particulars		As at
		March 31, 2023	March 31, 2022
i)	Amount required to be spent by the company during the year	437	397
ii)	Amount of expenditure incurred	392	345
iii)	Shortfall at the end of the year*	45	52
iv)	Total of previous years shortfall	9	22
v)	Reason for shortfall	Pertains to ongoing projects	Pertains to ongoing projects
vi)	Nature of CSR activities	Promoting education, promoting gender equality by empowering women, healthcare, , environment sustainability, art and culture, destitute care and rehabilitation, disaster relief, COVID-19 relief and rural development projects
vii)	Details of related party transactions, e.g.,contribution to a trust controlled by the company in relation to CSR expenditure as per relevant Accounting Standard(1) (2)	321	12
viii)	Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision during the year shall be shown separately	NA	NA

(1)	Effective January 1, 2022, Infosys Foundation a trust jointly controlled by the KMP of Infosys Limited is a related party. For the year ending March 31, 2023, the Company has made contributions to Infosys foundation to fulfil its corporate social responsibilities. Infosys Foundation supports programs in the areas of education, rural development, healthcare, arts and culture, and destitute care.
(2)	Represents contribution to Infosys Science foundation for the year ending March 31, 2022 a controlled trust to support the Infosys Prize program towards contemporary research in the various branches of science as a part of ongoing project.
*	The unspent amount will be transferred to unspent CSR account within 30 days from the end of the financial year, in accordance with the Companies Act, 2013 read with the CSR Amendment Rules.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company was required to transfer its CSR capital assets created prior to January 2021. Accordingly the Company incorporated a controlled subsidiary , 'Infosys Green Forum' under Section 8 of the Companies Act, 2013 and during the year ended March 31, 2022 the Company has completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable.

2.26	SEGMENT REPORTING

The Company publishes this financial statement along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the consolidated financial statements.

2.27	Ratios

The ratios for the years ended March 31, 2023 and March 31, 2022 are as follows:

Particulars	Numerator	Denominator	March 31, 2023	March 31, 2022	Variance
Current Ratio	Current assets	Current liabilities	1.9	2.1	(9.6%)
Debt – Equity Ratio	Total Debt (represents lease liabilities) (1)	Shareholder’s Equity	0.1	0.1	0.8%
Debt Service Coverage Ratio	Earnings available for debt service(2)	Debt Service(3)	37.7	38.5	(1.9%)
Return on Equity (ROE)	Net Profits after taxes	Average Shareholder’s Equity	34.0%	30.2%	3.8%
Trade receivables turnover ratio	Revenue	Average Trade Receivable	6.2	5.9	6.2%
Trade payables turnover ratio	Purchases of services and other expenses	Average Trade Payables	11.7	11.3	3.8%
Net capital turnover ratio	Revenue	Working Capital	5.0	3.8	33.0%*
Net profit ratio	Net Profit	Revenue	18.8%	20.4%	(1.7%)
Return on capital employed (ROCE)	Earning before interest and taxes	Capital Employed(4)	43.8%	38.8%	4.9%
Return on Investment(ROI)
Unquoted	Income generated from investments	Time weighted average investments	5.7%	8.7%	(3.0%)
Quoted	Income generated from investments	Time weighted average investments	3.6%	5.9%	(2.4%)

(1)	Debt represents only lease liabilities
(2)	Net Profit after taxes + Non-cash operating expenses + Interest + other adjustments like loss on sale of Fixed assets etc.
(3)	Lease payments for the current year
(4)	Tangible net worth + deferred tax liabilities + Lease Liabilities
*	Revenue growth along with higher efficiency on working capital improvement has resulted in an improvement in the ratio.

2.28	FUNCTION-WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note No.	Year ended March 31,
		2023	2022
Revenue from operations	2.18	124,014	103,940
Cost of sales		85,762	69,629
Gross Profit		38,252	34,311
Operating expenses
Selling and marketing expenses		5,018	4,125
General and administration expenses		5,293	4,787
Total operating expenses		10,311	8,912
Operating profit		27,941	25,399
Interest expense		157	128
Other income, net	2.19	3,859	3,224
Profit before tax		31,643	28,495
Tax expense:
Current tax	2.17	8,167	6,960
Deferred tax	2.17	208	300
Profit for the year		23,268	21,235
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(19)	(98)
Equity instruments through other comprehensive income, net	2.5 & 2.17	(6)	97
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.11 & 2.17	(7)	(8)
Fair value changes on investments, net	2.5	(236)	(39)
Total other comprehensive income/(loss), net of tax		(268)	(48)
Total comprehensive income for the year		23,000	21,187

for and on behalf of the Board of Directors of Infosys Limited
D. Sundaram	Salil Parekh	Bobby Parikh
Lead Independent Director	Chief Executive Officer	Director
and Managing Director
Nilanjan Roy	Jayesh Sanghrajka	A.G.S. Manikantha
Chief Financial Officer	Executive Vice President and	Company Secretary
Deputy Chief Financial Officer
Bengaluru
April 13, 2023